Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2010 Q3

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements require the Company to make assumptions, and forward-looking statements are subject to inherent risks and uncertainties. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. Annual targets, guidance and related assumptions for 2010 are described in Section 9: Annual guidance for 2010.

Factors that could cause actual performance to differ materially include, but are not limited to:

Competition (including the Company’s ability to offer an improved customer service experience; more active price and brand competition; the expectation that new wireless competitors will launch or expand services in 2010 and 2011 using advanced wireless services (AWS) spectrum; industry growth rates including wireless penetration gain; actual network access line losses; TELUS TV®, high-speed Internet and wireless subscriber additions experience; variability in wireless average revenue per subscriber unit per month (ARPU) as well as variability in subscriber acquisition and retention costs that are dependent on subscriber loading and retention volumes, smartphone sales and subsidy levels; and TELUS TV costs of acquisition and retention); technological substitution (contributing to reduced utilization and increased commoditization of traditional wireline voice local and long distance services, and increasing numbers of households that have only wireless telephone services); economic growth and fluctuations (including strength and persistence of the economic recovery in Canada, and pension performance, funding and expenses); capital expenditure levels in 2010 and beyond (due to the Company’s wireline broadband initiatives, fourth generation (4G) wireless deployment strategy, and any new Industry Canada wireless spectrum auctions); financing and debt requirements (including ability to carry out refinancing activities); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments (including collective bargaining for a national collective agreement expiring in November 2010, as well as employee retention and engagement); ability to successfully implement cost reduction initiatives and realize expected savings, net of restructuring costs (such as from business integrations, business process outsourcing, internal off-shoring and reorganizations, without losing customer-focus and negatively impacting client care); technology (including subscriber demand for data that could challenge wireless network and spectrum capacity in future; reliance on systems and information technology, broadband and wireless technology options and roll-out plans; choice of suppliers and suppliers’ ability to maintain and service their product lines; expected technology and evolution path and transition to 4G technology; expected future benefits and performance of high-speed packet access plus (HSPA+) / long-term evolution (LTE) wireless technology; successful implementation of international roaming agreements; successful deployment and operation of new wireless networks and successful introduction of new products (such as new HSPA+ and tablet devices), new services and supporting systems; and successful upgrades of TELUS TV technology); regulatory approvals and developments (including the incumbent local exchange carriers’ (ILECs’) obligation to serve; interpretation and application of tower sharing and roaming rules; the design and impact of future spectrum auctions (including the cost of acquiring the spectrum); the possibility of Industry Canada changing annual spectrum fees to a market-based approach; and possible changes to foreign ownership restrictions); process risks (including conversion of legacy systems and billing system integrations, and implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers); health, safety and environmental developments; litigation and legal matters; business continuity events (including human-caused and natural threats); any future acquisitions or divestitures; and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at sec.gov).

For further information, see Section 10: Risks and risk management in TELUS’ 2009 Management’s discussion and analysis (MD&A), as well as updates in TELUS’ 2010 first and second quarter MD&A and this third quarter MD&A.

Management’s discussion and analysis (MD&A)

November 3, 2010

The following sections are a discussion of the consolidated financial position and financial performance of TELUS Corporation for the three-month and nine-month periods ended September 30, 2010 and 2009, and should be read together with TELUS’ interim Consolidated Financial Statements for the same periods. This discussion contains forward-looking information qualified by reference to, and should be read together with, the Caution regarding forward-looking statements above.

TELUS’ interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 20 to the interim Consolidated Financial Statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. All amounts are in Canadian dollars unless otherwise specified. TELUS’ interim Consolidated Financial Statements include the accounts of the Company and all of the Company’s subsidiaries, of which the principal one is TELUS Communications Inc. (TCI). Currently, through the TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership, TCI includes substantially all of the Company’s wireline segment’s operations and all of the wireless segment’s operations.

Management’s discussion and analysis contents

Section		Description
1.	Introduction	A summary of TELUS’ consolidated results for the third quarter and first nine months of 2010
2.	Core business and strategy	A discussion of activities in support of TELUS’ six strategic imperatives
3.	Key performance drivers	A list of corporate priorities for 2010
4.	Capabilities	An update of the factors that affect the capability to execute strategies, manage key performance drivers and deliver results
5.	Discussion of operations	A detailed discussion of operating performance for the third quarter and first nine months of 2010
6.	Changes in financial position	A discussion of changes in the consolidated statements of financial position for the nine-month period ended September 30, 2010
7.	Liquidity and capital resources	A discussion of cash flow, liquidity, credit facilities and other disclosures
8.	Critical accounting estimates and accounting policy developments

Accounting estimates that are critical to determining financial results; and

A summary of differences arising because of the convergence of Canadian GAAP with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB), including unaudited pro forma quantified transition effects.

9.	Annual guidance for 2010	TELUS’ revised guidance for the full year, and related assumptions
10.	Risks and risk management	An update on certain risks and uncertainties facing TELUS
11.	Definitions and reconciliations	Definitions of operating, liquidity and capital resource measures, including calculation and reconciliation of certain non-GAAP measures used by management

1.              Introduction

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

1.1 Preparation of the MD&A

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated. The MD&A and the interim Consolidated Financial Statements were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors.

Management has issued guidance on and reports on certain non-GAAP measures to evaluate performance of the Company and its segments. Non-GAAP measures are also used to determine the Company’s compliance with debt covenants and manage its capital structure. Because non-GAAP measures do not generally have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. The Canadian Institute of Chartered Accountants (CICA) Canadian Performance Reporting Board has issued guidelines that define standardized EBITDA and standardized free cash flow. While EBITDA and free cash flow discussed in this document are management’s definitions, reconciliations to the standardized definitions are provided in Section 11.

1.2 Canadian economy

Canada’s economy emerged from recession in the third quarter of 2009, and economic growth continued through the third quarter of 2010. The Bank of Canada reported in its October 2010 Monetary Report that it expects Canada’s economic growth to be 3.0% in 2010, 2.3% in 2011 and 2.6% in 2012, a more gradual recovery than forecast in the July Monetary Report. Statistics Canada’s September 2010 Labour Force Survey reported the unemployment rate was 8.0%, up slightly from June 2010, but down from 8.5% in December 2009 and 8.3% in September 2009.

In the context of TELUS’ operating performance in the first nine months of 2010, and a continuing economic recovery in Canada, management has revised its previous annual guidance for 2010, described in Section 9.

1.3 Consolidated highlights

	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions, unless noted otherwise)	2010	2009	Change	2010	2009	Change
Consolidated statements of income
Operating revenues	2,455	2,411	1.8%	7,228	7,163	0.9%
Operating income	505	493	2.4%	1,504	1,421	5.8%
Income before income taxes	316	386	(18.1)%	1,075	1,097	(2.0)%
Net income	247	280	(11.8)%	811	846	(4.1)%

Earnings per share (EPS) (1) — basic ($)	0.77	0.88	(12.5)%	2.53	2.65	(4.5)%
EPS (1) — diluted ($)	0.76	0.87	(12.6)%	2.52	2.65	(4.9)%
Cash dividends declared per share (1) ($)	0.50	0.475	5.3%	1.475	1.425	3.5%

Average shares (1) outstanding - basic (millions)	321	318	0.9%	319	318	0.3%
Consolidated statements of cash flows
Cash provided by operating activities	913	814	12.2%	1,850	2,280	(18.9)%

Cash used by investing activities	452	585	(22.7)%	1,148	1,615	(28.9)%
• Capital expenditures	449	558	(19.5)%	1,157	1,589	(27.2)%
• Acquisitions	—	26	n/m	—	26	n/m

Cash used by financing activities	452	221	104.5%	693	635	9.1%
Subscribers and other measures
Subscriber connections (2) (thousands)				12,129	11,782	2.9%
EBITDA (3)	937	923	1.5%	2,796	2,702	3.5%
Free cash flow (3)	339	266	27.4%	826	535	54.4%
Net debt to EBITDA — excluding restructuring costs (times)(4)				1.9	1.9	—

(1)	Includes Common Shares and Non-Voting Shares.
(2)

The sum of wireless subscribers, network access lines (NALs), Internet access subscribers and TELUS TV subscribers (IPTV and satellite TV), measured at the end of the respective periods based on information in billing and other systems. In addition, NALs at September 30, 2009, reflect prior period restatements of residential and business NALs.

(3)	EBITDA and free cash flow are non-GAAP measures. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) and Section 11.2 Free cash flow.
(4)	See Section 7.4 Liquidity and capital resource measures and Section 11.4 Definitions of liquidity and capital resource measures.

Highlights from operations, including results for the third quarter and first nine months of 2010, or measures as at September 30, 2010, compared to the same periods in 2009:

•                  Consolidated Operating revenues increased by $44 million and $65 million, respectively, in the third quarter and first nine months of 2010 when compared to the same periods in 2009. Growth in wireless revenues and wireline data revenue more than offset declining wireline voice and other revenues.

Wireless average revenue per subscriber unit per month (ARPU) was $58.75 in the third quarter of 2010 reflecting a sequential increase of $1.28 from the second quarter of 2010, and a more moderate year-over-year decrease of 1.2% as compared to previous quarters in 2010 and 2009.

•                  Subscriber connections increased by 347,000 in the twelve-month period ending September 30, 2010. This includes 6.8% growth in wireless subscribers, 94% growth in TELUS TV subscribers and a slight increase in total Internet subscribers, partly offset by a 5.6% decrease in total network access lines.

Wireless subscribers with smartphones now represent 28% of the postpaid subscriber base as compared to 18% one year ago, as the Company continued to experience strong smartphone growth driven by iPhone, BlackBerry and Android devices.

The launch of the new TELUS brands Optik TV™ and Optik High Speed™ in June 2010 combined with improved bundle offers contributed to record quarterly additions of 38,000 TV subscribers in the third quarter of 2010, as well as improved high-speed Internet subscriber additions and more moderate losses in residential access lines when compared to the first and second quarters of 2010 and the third quarter of 2009.

•                  Operating income increased by $12 million and $83 million, respectively, in the third quarter and first nine months of 2010 when compared to the same periods in 2009, as higher EBITDA was partly offset by net increases in depreciation and amortization expenses. EBITDA increased by $14 million and $94 million, respectively, principally from growth in the wireless segment.

•                  Income before income taxes decreased by $70 million and $22 million, respectively, in the third quarter and first nine months of 2010 when compared to the same periods in 2009. The decreases resulted primarily from a $52 million pre-tax financing charge associated with the early partial redemption of long-term debt in September 2010, a $15 million regulatory financing charge related to the Canadian Radio-television and Telecommunications Commission (CRTC) deferral account decision in the third quarter of 2010, and lower interest income mainly from the settlement of prior years’ tax matters in 2009.

•                  Net income decreased by $33 million and $35 million, respectively, in the third quarter and the first nine months of 2010 when compared to the same periods in 2009. The decreases were principally due to the third quarter 2010 after-tax regulatory financing charge, the charge for the early partial redemption of U.S. dollar Notes and termination of related cross currency interest rate swaps, and year-over-year differences in favourable income tax-related adjustments. After adjusting for these items, underlying Net income increased year-over-year by approximately $20 million for the third quarter and $87 million for the nine-month period, as shown below.

Analysis of Net income	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2010	2009	Change	2010	2009	Change
Net income	247	280	(33)	811	846	(35)
Add back after-tax regulatory financing charge	11	—	11	11	—	11
Add back after-tax loss on redemption of debt	37	—	37	37	—	37
Deduct net favourable income tax-related adjustments, including related interest income (see Section 5.2)	(9)	(14)	5	(20)	(94)	74
Net income before above items (approximate)	286	266	20	839	752	87

•                  Average shares outstanding — basic increased primarily from the issue of TELUS Non-Voting Shares under the dividend reinvestment plan (DRIP), beginning with the January 4, 2010, dividend payment. The DRIP participation rate increased from approximately 14% in January to 32% in October 2010.

•                  Basic earnings per share were $0.77 and $2.53, respectively, in the third quarter and first nine months of 2010, or decreases of 11 cents for the quarter and 12 cents for the first nine months when compared to the same periods in 2009. Excluding the after-tax regulatory financing charge of approximately 3 cents per share and loss on redemption of debt of approximately 12 cents per share, and year-over-year differences in favourable income tax related adjustments (see Section 5.2), earnings per share increased by approximately five cents and 26 cents, respectively, for the third quarter and first nine months of 2010.

Liquidity and capital resources highlights, including results for the third quarter and first nine months of 2010, or measures as at September 30, 2010, compared to the same periods in 2009:

•                  TELUS had unutilized liquidity of more than $1.8 billion at September 30, 2010, consistent with its objective of generally maintaining more than $1 billion of unutilized liquidity. In August 2010, the Company cancelled its unutilized $300 million, 364-day revolving credit facility that would have expired in December 2010.

•                  Net debt to EBITDA (excluding restructuring costs) at September 30, 2010, was 1.9 times and within the Company’s long-term target policy range of 1.5 to 2.0 times.

•                  On November 3, 2010, the Board of Directors declared a quarterly dividend of 52.5 cents per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on January 4, 2011, to shareholders of record at the close of business on December 10, 2010. This is the second dividend increase this year, representing a 10.5% increase from the level of the dividend one year ago and a 5% increase from quarterly dividends paid in July and October 2010.

•                  Cash provided by operating activities increased by $99 million in the third quarter of 2010 and decreased by $430 million in the first nine months of 2010 when compared to the same periods in 2009. For the third quarter, comparative changes in non-cash working capital more than offset increased interest payments for the September 2010 early partial debt redemption. For the nine-month period, changes in proceeds from securitized accounts receivable reduced cash flow by $200 million (proceeds were reduced by $100 million in 2010 as compared to an increase of $100 million in 2009), income taxes paid (net of recoveries) increased by $69 million, interest paid increased by $58 million as a result of the early debt redemption, and interest received from the settlement of prior years’ tax matters declined by $52 million.

•                  Cash used by investing activities decreased by $133 million and $467 million, respectively, in the third quarter and first nine months of 2010 when compared to the same periods in 2009. The decreases resulted from higher capital investment levels in 2009 to build out the Company’s wireless HSPA+ network and service capability for the November 2009 launch. The Company continues to invest in wireline and wireless broadband initiatives with full-year capital expenditures expected to be approximately $1.7 billion, down 19% from 2009. See Section 9. The acquisition in the third quarter of 2009 was the purchase of Black’s Photo Corporation for $28 million ($26 million net of acquired cash).

•                  Cash used by financing activities increased by $231 million and $58 million, respectively, in the third quarter and first nine months 2010 when compared to the same periods in 2009.

In the third quarter of 2010, the Company extended the average term to maturity on its long-term debt to 5.9 years through a $1 billion 10-year, 5.05% Note issue. The proceeds were used to early redeem approximately 45% of its outstanding U.S. dollar 8% Notes due June 1, 2011, and terminate associated cross currency interest rate swaps. The U.S. dollar debt has an effective yield of approximately 8.5%.

•                  Free cash flow increased by $73 million and $291 million, respectively, in the third quarter and first nine months of 2010 when compared to the same periods in 2009. Lower capital expenditures more than offset the early redemption financing costs, lower interest received from the settlement of prior years’ tax matters, and higher income tax payments for the nine month period.

2.              Core business and strategy

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

TELUS’ core business and strategy were described in its 2009 MD&A. Activities in the first nine months of 2010 that support the Company’s six strategic imperatives include the following:

Building national capabilities across data, IP, voice and wireless

On August 3, 2010, TELUS announced the deployment of HSPA+ Dual Cell technology, which will increase manufacturer-rated maximum download speeds to up to 42 megabits per second (Mbps) when network deployment is complete in Canadian cities and towns. Dual Cell capable devices are expected to be commercially available starting in 2011. By leveraging the investment TELUS has already made in its HSPA+ network, the Company is able to support the deployment of Dual Cell technology with a small investment that is within TELUS’ overall capital expenditure guidance for 2010. TELUS’ HSPA+ network, which is a complete overlay at speeds of up to 21 Mbps, and the implementation of Dual Cell technology are expected to provide an optimal future transition to long-term evolution (LTE) technology, the emerging worldwide standard for fourth generation or 4G wireless networks.

The Company plans to substantially complete its wireline ADSL2+ network by the end of 2010, to offer download speeds of up to 15 Mbps, and covering up to 90% of the top 48 communities in Alberta and B.C. Since 2009, the Company has been deploying VDSL2 technology to bring network download speeds of up to 30 Mbps to the top 48 communities, and the upgrade is expected to be largely complete by the end of 2011. The Company is also continuing its fibre to the home deployment in new residential areas, and fibre to the building deployment in new multi-dwelling units. These investments in core infrastructure serve to strengthen the Company’s competitive position versus other wireless competitors and cable-TV companies. (See Providing integrated solutions below.)

Focusing relentlessly on the growth markets of data, IP and wireless

Combined external wireless revenues and wireline data revenues were $5,353 million (74% of consolidated revenue) in the first nine months of 2010, as compared to $5,074 million (71% of consolidated revenues) in the same period in 2009, an increase of $279 million or 5.5%. Growth in aggregate wireless revenues and wireline data revenue more than offset a $214 million, or 10%, decline in wireline voice and other revenues for the nine-month period.

Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and focus TELUS’ resources on core business

In May 2010, TELUS announced that TELUS HEALTH SPACE™, powered by Microsoft HealthVault, is available for licensing by healthcare organizations. The platform is high-security data storage and sharing service where individual Canadians will be able to keep all their personal healthcare information in an online database for access over any Internet connection. TELUS HEALTH SPACE is the first consumer health platform in Canada to gain Canada Health Infoway pre-implementation certification for providing a secure, interoperable application environment and personal health information platform. The Company also announced that 12 leading national health organizations are collaborating with TELUS to embed applications, medical devices and educational materials into TELUS HEALTH SPACE.

Providing integrated solutions that differentiate TELUS from its competitors

TELUS’ ongoing investment in the expansion of its fibre optic network has provided the capacity to introduce new home entertainment services in B.C. and Alberta. In June 2010, TELUS launched Optik™, a newly branded suite of advanced TV and high-speed Internet services. Optik brings together TELUS’ most advanced home services — Optik TV based on Microsoft Mediaroom, and Optik High-Speed with Internet access speeds of up to 15 Mbps that can be accessed anywhere in the home with home Wi-Fi. Based on Microsoft Mediaroom, launched in February 2010, TELUS Optik TV provides the capability for customers to record up to three programs simultaneously from any room on a single personal video recorder (PVR) and play them back on any of up to six TVs with a digital box. Optik TV also offers video on demand with DVD-style controls, an on-screen guide with picture-in-picture browsing, instant channel changing, and call display on the TV. In August, the Company introduced remote recording that allows customers to manage PVR recordings using the Web or certain smartphones, including the iPhone. TELUS also introduced the capability for the Xbox 360 to directly access Optik TV service, integrating gaming and entertainment. Optik has been a positive factor in lowering residential subscriber losses and increasing high-speed Internet net additions in the third quarter of 2010.

In October, TELUS introduced the Android-based Motorola i1 touchscreen phone for Push To Talk ™ services on the Company’s Mike® network. In addition to providing premium smartphone features, the i1 is built to Military Spec 810F, certified for conditions such as blowing rain, dust, shock, vibration, extreme temperatures, and humidity.

In June, the Company also introduced TELUS Data Notifications, which are automatic and free short-messaging service alerts that inform wireless service customers when they reach thresholds of data consumption. These alerts to customers on rate plans, or on pay-per-use basis, work in Canada and while roaming in the U.S. and internationally.

Investing in internal capabilities to build a high-performance culture and efficient operations

TELUS realized approximately $95 million in cumulative operational efficiency savings during the first nine months of 2010. The Company expects to generate approximately $135 million of operating efficiency savings for the full year of 2010. Ongoing initiatives in 2010 are expected to result in restructuring expenses of approximately $75 million.

The number of full-time equivalent (FTE) employees decreased by approximately 1,200 during the first nine months of 2010, a result of restructuring initiatives, attrition and hiring freezes; however, it is expected that seasonal hiring in the fourth quarter will reduce this to approximately 1,000 by year-end (see Key assumptions in Section 9). A year-to-date reduction of approximately 100 TELUS International FTE staff was offset by an increase in domestic part-time staff over the summer.

In May 2010, the Company created TELUS Customer Solutions by uniting the customer-facing business units, business and consumer solutions, under the leadership of Joe Natale, who has been appointed EVP & Chief Commercial Officer. The expected benefits include: (i) increased capability to approach customers as one team with fully coordinated sales, marketing and customer care priorities; (ii) enhanced ability to share best practices, learning, programs, competitive strategies and go-to-market activities to deliver positive customer experiences; (iii) contributing to operational efficiencies and cost synergies contemplated in the Company’s 2010 restructuring target; and (iv) streamlining interfaces between TELUS Customer Solutions and business enabling units, which will facilitate improved prioritization of financial and human resources.

Ongoing efficiency initiatives include:

•                  Simplifying or automating processes;

•                  Simplifying organizational structures through consolidation of functions and reducing organizational layers, which includes workforce reductions;

•                  Consolidating administrative real estate to create a smaller environmental footprint through mobile working, encouraging less inter-city travel, reduced daily commutes, and lower use of real estate space, which includes vacating premises;

•                  Decommissioning uneconomic products and services; and

•                  Leveraging both business process outsourcing, and off-shoring to TELUS’ own international call centres.

Going to the market as one team under a common brand, executing a single strategy

The creation of TELUS Customer Solutions, described above, is contributing to this imperative. The Company is also refocusing on the client experience with a Customers First initiative started this summer based on the many opportunities identified to senior leaders by frontline team members. It is the shared responsibility of all team members to effect change and continually improve our customer service levels.

3.              Key performance drivers

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Management confirms or sets new corporate priorities each year to both advance TELUS’ long-term strategic priorities and address near-term opportunities and challenges. Many of the Company’s actions detailed in Section 2 contribute to the priorities listed below.

Corporate priorities for 2010

Capitalize on the full potential of TELUS’ leading wireless and wireline broadband networks

Enhance TELUS’ position in the small and medium business market

Ensure TELUS delivers its future friendly® brand promise to clients

Continue to improve TELUS’ operational efficiency to effectively compete in the market and fund future growth

Increase TELUS team engagement and live the culture of personal responsibility and customer service.

4.              Capabilities

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

4.1 Principal markets addressed and competition

The principal markets addressed by the Company and its competition were described in Section 4.1 of TELUS’ 2009 MD&A. See Key assumptions in Section 9 of this document for an update in respect of emerging competition from wireless new entrants, including cable-TV companies, and see Section 10.1 Competition for an update on associated risks.

Foreign ownership restrictions generally apply to all facilities-based telecommunications carriers, including wireless telecommunications companies, wireline telecommunications companies, and licensed broadcasting distribution undertakings. See Section 10.3 Regulatory for developments related to foreign ownership restrictions and other regulatory matters.

4.2 Operational resources

Operational resources were described in Section 4.2 of TELUS’ 2009 MD&A.

4.3 Liquidity and capital resources

Capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk; and (ii) to manage capital in a manner that balances the interests of equity and debt holders.

In the management and definition of capital, the Company includes Common Share and Non-Voting Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to holders of Common Shares and Non-Voting Shares, issue new shares from treasury, purchase shares for cancellation pursuant to permitted normal course issuer bids, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade accounts receivable to an arm’s-length securitization trust.

The Company monitors capital utilizing a number of measures, including: net debt to EBITDA — excluding restructuring costs; and dividend payout ratios. On May 4, 2010, the Board of Directors approved a revised dividend payout ratio guideline of 55 to 65% of sustainable net earnings on a prospective basis. For further discussion, see Section 7.4 Liquidity and capital resource measures.

Financing and capital structure management plans

Reporting back on TELUS’ 2010 financing and capital structure management plan

Pay dividends to the holders of TELUS Common Shares and Non-Voting Shares

The quarterly dividend paid on October 1, 2010, was 50 cents per share, a 5.3% increase from the 47.5 cents per share dividend paid on October 1, 2009. The Board has now declared a quarterly dividend payable on January 4, 2011, that is a 5% increase from the October 2010 dividend and a 10.5% increase from the dividends paid in January and April 2010.

Use proceeds from securitized receivables, bank facilities, commercial paper and dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

Stronger free cash flow, as well as reduced cash outflows arising from dividends reinvested in TELUS Non-Voting shares issued from treasury, contributed to a reduction of $407 million in net debt during the first nine months of 2010.

Maintain compliance with financial objectives, policies and guidelines

Generally maintain a minimum $1 billion in unutilized liquidity — The Company had unutilized liquidity of more than $1.8 billion at September 30, 2010, including more than $1.7 billion of unutilized credit facilities and $100 million availability under the accounts receivable securitization program.

Net debt to EBITDA excluding restructuring costs ratio of 1.5 to 2.0 times — Actual result of 1.9 times at September 30, 2010.

Dividend payout ratio guideline of 55 to 65% of sustainable net earnings on a prospective basis — See Section 7.4.

Maintain position of fully hedging foreign exchange exposure for indebtedness

Maintained for the balance of 8.00% U.S. dollar Notes due June 2011, the only foreign currency-denominated debt issue. The Company unwound the portion of its cross currency interest rate swaps associated with the early partial redemption of 45% of these Notes outstanding at September 2, 2010 (see Section 7.3 Cash used by financing activities).

Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings in the range of BBB+ to A-, or the equivalent

At November 3, 2010, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range.

The weighted average term to maturity of long-term debt was 5.9 years at September 30, 2010, as compared to 5.0 years at December 31, 2009. The increase resulted from the September 2, 2010, early partial redemption of U.S. dollar Notes due June 2011 and termination of associated cross current interest rate swaps, funded by the July 2010 issue of $1 billion, 5.05%, 10-year Canadian dollar Notes. A revised long-term debt maturity table, as at September 30, 2010, is presented in Note 16(d) of the interim Consolidated Financial Statements.

4.4 Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.              Discussion of operations

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

5.1 General

The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information in Note 5 of the interim Consolidated Financial Statements is regularly reported to the Company’s Chief Executive Officer (the chief operating decision-maker).

5.2 Summary of quarterly results

($ in millions, except per share amounts)	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4
Operating revenues	2,455	2,398	2,375	2,443	2,411	2,377	2,375	2,454
Operations expense	1,501	1,460	1,429	1,577	1,456	1,451	1,441	1,479
Restructuring costs	17	19	6	77	32	53	28	38
EBITDA (1)	937	919	940	789	923	873	906	937
Depreciation	332	316	345	347	330	330	334	351
Amortization of intangible assets	100	91	108	94	100	94	93	84
Operating income	505	512	487	348	493	449	479	502
Other expense	7	6	8	10	6	11	5	11
Financing costs	182	114	112	230	101	106	95	118
Income before income taxes	316	392	367	108	386	332	379	373
Income taxes (recovery)	69	96	99	(48)	106	88	57	88
Net income	247	296	268	156	280	244	322	285
Net income attributable to Common Shares and Non-Voting Shares	246	295	267	155	279	243	321	285
Income per Common Share and Non-Voting Share - basic	0.77	0.92	0.84	0.49	0.88	0.77	1.01	0.90
- diluted	0.76	0.92	0.84	0.49	0.87	0.77	1.01	0.89
Cash dividends declared per Common Share and Non-Voting Share	0.50	0.50	0.475	0.475	0.475	0.475	0.475	0.475

(1)             EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

Trends

The consolidated revenue trend reflects: (i) year-over-year growth in wireless network revenues generated from an increasing subscriber base and increased equipment and other revenues; and (ii) growth in wireline data revenues, more than offset by declining legacy wireline voice and other revenues.

Wireless network revenue increased by 5.4% year-over-year in the third quarter of 2010 from a general trend of growing data ARPU, which continued in the quarter with a year-over-year growth of 21%, offset by declining voice ARPU of 6.7% (as discussed further in Section 5.5). Data ARPU growth is due to increased adoption of data plans driven by increased smartphone adoption. The growing demand for wireless data may challenge network and spectrum capacity in the future (see Section 10.2 Technology). Wireless equipment and other revenues increased by 19% year-over-year in the third quarter of 2010, primarily from the acquisition of Black’s Photo in September 2009.

The entry of new wireless competitors, as well as the launch of a new wireless incumbent flanker brand and competitor brand re-launches, may disrupt usual seasonal patterns for wireless subscriber additions in the future. Historically, there has been significant fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, and higher retention costs due to contract renewals, resulting in lower fourth quarter wireless EBITDA. The third quarter has become more significant in terms of subscriber additions in recent years as a result of back-to-school offers, while subscriber additions have typically been lowest in the first quarter. In addition, wireless ARPU has generally risen sequentially in the second and third quarters, and declined sequentially in the fourth and first quarters.

The wireline revenue trend reflects data revenue growth from near-doubling of the TELUS TV subscriber base over the past 12 months as well as growth in enhanced data, Internet and managed workplace revenues, moderated by ongoing declines in legacy basic data services. The decline in wireline voice revenues is due to substitution to wireless and Internet services, as well as competition from VoIP service providers (including cable-TV competitors), resellers and facilities-based competitors, and winning a lower market share of new subscribers. See risk discussion in Section 10.1 Competition. Residential network access line (NAL) net losses improved in the third quarter of 2010 when compared to the prior year and earlier in 2010, positively impacted by improved bundle offers. Residential NAL losses had increased year-over-year in the first half of 2010 as a result of aggressive promotional activity from a primary regional cable-TV competitor for local telephony and Internet services, and ongoing wireless substitution. For Business NALs, the Company has experienced steady levels of disconnections and fewer installations attributed to competition, technological substitution and cautious business spending, as well as lower growth in Ontario and Quebec due to the completion of some large enterprise deals, which also included large private IP networks that do not add access lines.

The trend in operations expense reflects higher wireless subscriber acquisition and retention costs, expenses from Black’s Photo since September 2009, and increased TELUS TV costs from near-doubling of the subscriber base, net of efficiencies realized from restructuring initiatives.

Restructuring costs in 2010 were lower than reported quarterly in 2009 and it is expected that the full-year amount will be approximately $75 million as new initiatives are implemented (see Key assumptions in Section 9). Restructuring costs from the fourth quarter of 2008 to the fourth quarter of 2009 were higher, as management accelerated efficiency initiatives, primarily in the wireline segment.

The sequential decrease in quarterly depreciation expense in 2010 resulted mainly from certain assets still in use becoming fully depreciated for accounting purposes, as well as an adjustment in the second quarter from an increase in the estimated useful life of TV set-top boxes (see Section 5.3 Consolidated operations — Depreciation). The sequential increase in depreciation expense beginning in the fourth quarter of 2009 resulted from growth in capital assets in service, including the wireless HSPA+ network launched in November 2009. The sequential decline in depreciation in the first quarter of 2009 was due to certain assets still in use becoming fully depreciated for accounting purposes in 2008.

The increase in Amortization of intangible assets in 2010 resulted from implementation of HSPA+ services in November 2009. Offsetting this in the second quarter of 2010 was a reduction of approximately $5 million for investment tax credits (ITCs) following determination of eligibility by taxation authorities, for assets capitalized in prior years that are now fully amortized. Similarly, ITCs reduced amortization by approximately $10 million in the fourth quarter of 2009 and approximately $6 million in the fourth quarter of 2008.

Financing costs for each period shown are also net of varying amounts of interest income, including interest from the settlement of prior years’ income tax-related matters. Financing costs in the third quarter of 2010 include a $52 million loss on early redemption of approximately 45% of the principal amount of 8% U.S. dollar Notes (maturity June 2011) and unwind related cross currency interest rate swaps. Similarly, financing costs in the fourth quarter of 2009 include a $99 million loss for a similar early partial redemption of these Notes. Each partial redemption was financed with a new ten-year $1 billion 5.05% Note issue.

The trends in Net income and earnings per share (EPS) reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments. The information presented below for 2009 has been revised from that reported in fiscal 2009, and now excludes investment tax credits.

Income tax-related adjustments ($ in millions, except EPS amounts)	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4
Approximate Net income impact	9	10	1	71	14	18	62	26
Approximate EPS impact	0.03	0.03	—	0.23	0.04	0.06	0.19	0.08
Approximate basic EPS excluding income tax-related impacts	0.74	0.89	0.84	0.26	0.84	0.71	0.82	0.82

5.3 Consolidated operations

	Quarters ended September 30				Nine-month periods ended Sept. 30
($ millions, except EBITDA margin)	2010	2009	Change		2010	2009	Change
Operating revenues	2,455	2,411	1.8%		7,228	7,163	0.9%
Operations expense	1,501	1,456	3.1%		4,390	4,348	1.0%
Restructuring costs	17	32	(46.9)%		42	113	(62.8)%
EBITDA (1)	937	923	1.5%		2,796	2,702	3.5%
Depreciation	332	330	0.6%		993	994	(0.1)%
Amortization of intangible assets	100	100	—%		299	287	4.2%
Operating income	505	493	2.4%		1,504	1,421	5.8%
EBITDA margin (%) (2)	38.2	38.3	(0.1	)pts.	38.7	37.7	1.0	pt.

pt(s) — percentage point(s).

(1)             EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

(2)             EBITDA divided by Operating revenues.

Discussion of TELUS’ consolidated operations follows. Segmented discussion is provided in Section 5.4 Wireline segment, Section 5.5 Wireless segment and Section 7.2 Cash used by investing activities — capital expenditures.

Operating revenues

Consolidated Operating revenues increased by $44 million and $65 million, respectively, in the third quarter and first nine months of 2010 when compared to the same periods in 2009, as wireless growth continued to exceed wireline revenue declines. Wireless network revenue increased year-over-year by $61 million and $122 million, respectively, in the third quarter and nine months periods, from growth in data revenue driven by increasing smartphone adoption, partly offset by declining voice revenue. Wireless equipment and other revenue increased by $15 million and $72 million, respectively, from the acquisition of Black’s Photo in September 2009, as well as increased acquisition and retention volumes and sales of accessories. Wireline segment data revenue increased year-over-year by $38 million and $85 million, respectively, in the quarter and nine-month periods due to growth in TELUS TV, enhanced data and Internet services and managed workplace revenues. However, wireline data revenue growth was more than offset by year-over-year declines in legacy voice and other revenues totalling $70 million in the third quarter and $214 million for the first nine months.

Operations expense

Operations expense increased by $45 million and $42 million, respectively, in the third quarter and first nine months of 2010 when compared to the same periods in 2009, mainly due to increased wireless subscriber acquisition and retention costs related to strong acquisition and retention volumes.

	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2010	2009	Change	2010	2009	Change
Salaries, benefits(1) and employee-related costs	581	580	0.2%	1,733	1,783	(2.8)%
Other operations expenses	920	876	5.0%	2,657	2,565	3.6%
	1,501	1,456	3.1%	4,390	4,348	1.0%

(1)             Includes defined benefit pension plan expenses of $7 million and $4 million, respectively, in the third quarter of 2010 and 2009, and $21 million and $13 million, respectively, in the first nine months of 2010 and 2009, principally in the wireline segment.

In respect of changes in operations expense:

•                  Salaries, benefits and employee-related expenses increased by $1 million in the third quarter of 2010 and decreased by $50 million in the first nine months of 2010 when compared to the same periods in 2009. Third quarter expenses were flat when compared to the prior year as lower base salaries from fewer domestic full-time equivalent (FTE) employees were offset by the inclusion of expenses from Black’s Photo expenses since September 2009 and prior year reductions to employee performance bonus compensation. The decrease in the nine-month period was mainly due to lower wireline base salaries from fewer FTE employees and reduction of discretionary employee-related expenses (see Investing in internal capabilities in Section 2), partially offset by expenses from Black’s Photo, labour rate inflation in 2010 and increased defined benefit pension plan expenses.

•                  Other operations expenses increased by $44 million and $92 million, respectively, mainly due to higher wireless subscriber acquisition and retention costs, higher TELUS TV costs related to the 94% increase in the subscriber base over 12 months, inclusion of Black’s Photo expenses, and, for the nine-month period, lower labour capitalization related to lower capital intensity in 2010. These increases were partly offset by lower wireline expenses as a result of efficiency initiatives, supplier credits, and, for the nine-month period, one-time operating savings.

Restructuring costs

Restructuring costs decreased by $15 million and $71 million, respectively, in the third quarter and first nine months of 2010 when compared to the same periods in 2009, reflecting relatively high level of restructuring activities in the wireline segment in the prior year period, and expectations of lower restructuring charges for the full year of 2010, when compared to 2009. A full-year expense of approximately $75 million is expected for efficiency initiatives in 2010 (see Section 9). Current restructuring costs were primarily severance costs in respect of efficiency initiatives described in Investing in internal capabilities in Section 2.

EBITDA

EBITDA increased by $14 million and $94 million, respectively, in the third quarter and first nine months of 2010 when compared to the same periods in 2009, primarily due to lower restructuring costs and traction from efficiency initiatives, and for the first nine months, a high margin application software sale and one-time operating savings in the first quarter of 2010. Wireline EBITDA decreased by $4 million for the quarter and increased by $37 million for the nine-month period when compared to the same periods in 2009, while wireless EBITDA increased by $18 million and $57 million, respectively, for the quarterly and nine-month periods.

Depreciation; Amortization of intangible assets

Combined depreciation and amortization expenses increased by $2 million and $11 million, respectively, in the third quarter and first nine months of 2010 when compared to the same periods in 2009.

•                  Depreciation increased by $2 million in the third quarter and decreased by $1 million for the first nine months when compared to the same periods in 2009. Increased depreciation from growth in TELUS TV and broadband capital assets was offset by lower depreciation due to asset life changes determined in a continuing program of asset life studies (including an increase in the estimated useful life for TELUS TV set-top boxes in 2010), as well as certain computer hardware and digital cell sites becoming fully depreciated (while the majority remain in service) and lower retirements in 2010.

•                  Amortization of intangible assets, while unchanged year-over-year in the third quarter, increased by $12 million in the first nine months of 2010 when compared to the first nine months of 2009. Increased amortization from growth in software assets, including application software supporting wireless HSPA+ services, was offset in the quarter by lower amortization for other fully amortized software assets still in use, and partly offset in the nine-month period by an investment tax credit of approximately $5 million recorded in the second quarter of 2010 for assets capitalized in prior years that are now fully amortized.

Operating income

Operating income increased by $12 million and $83 million, respectively, in the third quarter and first nine months of 2010 when compared to the same periods in 2009, principally from higher EBITDA.

Other income statement items

Other expense, net	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2010	2009	Change	2010	2009	Change
	7	6	16.7%	21	22	(4.5)%

Other expense, net, includes accounts receivable securitization expense, income (losses) or impairments in equity or portfolio investments, gains and losses on disposal of real estate, and charitable donations.

Other expense, net, increased by $1 million in the third quarter of 2010 and decreased by $1 million in the first nine months of 2010 when compared to the same periods in 2009. Accounts receivable securitization expenses were $2 million and $6 million, respectively, in the third quarter and first nine months of 2010, down $1 million from the same periods of 2009, primarily due to lower rates. See Section 7.6 Accounts receivable sale for additional information. Increased charitable donations were largely offset by net gains on the sale of minor investments in 2010 as compared to net losses on minor investments in the prior year.

Financing costs	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2010	2009	Change	2010	2009	Change
Interest expenses (Interest on long-term debt, short-term obligations and other)	134	121	10.7%	360	352	2.3%
Loss on redemption of debt	52	—	n/m	52	—	n/m
Foreign exchange losses (gains)	(3)	—	n/m	(2)	(3)	n/m
Interest income (tax refunds)	(1)	(20)	n/m	(1)	(46)	n/m
Interest income (other)	—	—	—	(1)	(1)	—
	182	101	80.2%	408	302	35.1%

n/m — not meaningful

Interest expenses increased by $13 million and $8 million, respectively, in the third quarter and first nine months of 2010 when compared to the same periods in 2009, due to a $15 million financing charge in the third quarter of 2010 that arose from the CRTC’s determinations on the regulatory deferral account (discussed further in Section 10.3 Regulatory — Price cap regulation). Excluding the regulatory charge, interest expenses decreased due to lower effective interest rates on long-term debt, partially offset in the quarter by a higher average long-term debt balance caused by pre-funding the September 2010 debt redemption.

On September 2, 2010, the Company completed an early partial redemption of U.S.$607 million of publicly traded U.S. dollar 8% Notes due June 1, 2011, and terminated associated cross currency interest rate swaps. The partial redemption was funded with $1 billion of new 5.05% ten-year Notes issued on July 23, 2010. The Company recorded a loss on redemption comprised of $36 million in respect of the redeemed Notes and $16 million for termination of the associated cross currency interest rate swaps.

Interest income on tax refunds decreased by $19 million and $45 million, respectively, in the third quarter and first nine months of 2010, when compared to the same periods in 2009. Larger amounts were recognized in 2009 for settlement of prior years’ tax matters.

Income taxes	Quarters ended September 30				Nine-month periods ended Sept. 30
($ millions, except tax rates)	2010	2009	Change		2010	2009	Change
Basic blended federal and provincial tax at statutory income tax rates	92	117	(21.4)%		311	332	(6.3)%
Revaluation of future income tax liability to reflect future statutory income tax rates	(15)	(10)	n/m		(31)	(36)	n/m
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	(8)	—	n/m		(19)	(48)	n/m
Share option award compensation	1	—	n/m		3	3	—
Other	(1)	(1)	—		—	—	—
	69	106	(34.9)%		264	251	5.2%
Blended federal and provincial statutory tax rates (%)	29.1	30.3	(1.2	)pts.	28.9	30.3	(1.4	)pts.
Effective tax rates (%)	21.8	27.5	(5.7	)pts.	24.6	22.9	1.7	pts.

Basic blended statutory income taxes decreased by $25 million and $21 million, respectively, in the third quarter and first nine months of 2010 when compared to the same periods in 2009, due to respective decreases of 18% and 2% in Income before income taxes, as well as lower blended statutory income tax rates. The effective tax rates were lower than the statutory tax rates due to revaluations of future income tax liabilities and the tax rate differential and consequential adjustments from reassessments of prior years’ tax issues. Changes to B.C. income tax rates were enacted in the first quarter of 2009, reducing rates beginning January 1, 2010. Reductions to Ontario income tax rates from 2010 to 2013 were enacted in the fourth quarter of 2009 for provincial income taxes effective July 1, 2010, and thereafter. In addition, enacted federal income tax rates decreased in 2010.

Other comprehensive income	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions, except tax rates)	2010	2009	Change	2010	2009	Change
	38	5	n/m	56	25	124.0%

Other comprehensive income includes changes in unrealized fair value of derivatives designated as cash flow hedges principally associated with U.S. dollar Notes, and foreign currency translation adjustments arising from translating financial statements of self-sustaining foreign operations. An after-tax credit of $35 million recorded in Other comprehensive income in the third quarter of 2010 was due primarily to the change in fair value of the cross currency interest rate swaps related to the U.S. dollar debt, including an approximate $11 million after-tax effect of unwinding swaps associated with the early partial redemption of U.S. dollar Notes in September 2010, or a pre-tax amount of $16 million recognized in Financing costs.

5.4 Wireline segment

Operating revenues — wireline segment	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2010	2009	Change	2010	2009	Change
Data	562	524	7.3%	1,677	1,592	5.3%
Voice local	416	466	(10.7)%	1,281	1,406	(8.9)%
Voice long distance	131	148	(11.5)%	400	477	(16.1)%
Other	64	67	(4.5)%	194	206	(5.8)%
External operating revenue	1,173	1,205	(2.7)%	3,552	3,681	(3.5)%
Intersegment revenue	39	34	14.7%	115	98	17.3%
Total operating revenues	1,212	1,239	(2.2)%	3,667	3,779	(3.0)%

Total wireline segment revenues decreased by $27 million and $112 million, respectively, in the third quarter and first nine months of 2010 when compared to the same periods in 2009. Data revenues in the third quarter of 2010 surpassed the total of voice local and long distance revenues for the first time.

•                  Wireline data revenues increased year-over-year by $38 million and $85 million, respectively, in the third quarter and first nine months. The increases resulted from: (i) strong subscriber growth in TELUS TV services; (ii) increased Internet, enhanced data and hosting services; (iii) higher managed workplace revenues including a high margin software application sale in the first quarter of 2010; and to a lesser extent, (iv) increased data equipment sales. These increases were partly offset by declining legacy basic data services.

Wireline operating indicators

	As at September 30
(000s)	2010	2009	Change
Internet subscribers
High-speed	1,149	1,117	2.9%
Dial-up	68	96	(29.2)%
Total	1,217	1,213	0.3%
TELUS TV subscribers	266	137	94.2%

	Quarters ended September 30			Nine-month periods ended Sept. 30
(000s)	2010	2009	Change	2010	2009	Change
Internet subscriber net additions (losses)
High-speed	15	9	66.7%	21	26	(19.2)%
Dial-up	(5)	(9)	44.4%	(19)	(28)	32.1%
Total	10	—	n/m	2	(2)	n/m
TELUS TV subscriber net additions	38	22	72.7%	96	59	62.7%

The Company launched its new Optik TV and Optik High Speed Internet service brands in June 2010, as described in Section 2. Consequently, high-speed Internet subscriber net additions improved in the third quarter of 2010 relative to the same period in 2009 and the first half of 2010. Before the launch of Optik, lower net additions of high-speed Internet were experienced in the first half of 2010 when compared with the prior year as a result of aggressive competitor offers. TELUS TV subscriptions increased by 94% in the 12-month period ended September 30, 2010, through improved installation capability, availability of high-definition TV channels and personal video recorders (PVRs), increasing geographic coverage of IPTV, the launch of TELUS Satellite TV service in mid-2009, and the marketing of bundled offers. The Company is focused on upgrading existing TV and Internet subscribers, as well as rolling out Optik availability to new customers.

•                  Voice local revenue decreased year-over-year by $50 million and $125 million, respectively, in the third quarter and first nine months of 2010. The decreases continue to reflect lower basic access and enhanced voice service revenues caused by competition for residential subscribers, the consequent decline in local residential access lines and matching of competitive offers, and technological substitution by wireless and Internet-based services. The decrease also reflects a decline in business voice lines from technological substitution to data services, competitor activity including price competition, and cautious business spending.

Wireline operating indicators

	As at September 30
(000s)	2010	2009	Change
Network access lines (NALs) (1)
Residential	2,083	2,268	(8.2)%
Business	1,711	1,751	(2.3)%
Total	3,794	4,019	(5.6)%

	Quarters ended September 30			Nine-month periods ended Sept. 30
(000s)	2010	2009	Change	2010	2009	Change
Net (losses) additions in NALs
Residential	(39)	(43)	9.3%	(140)	(130)	(7.7)%
Business	(12)	(13)	7.7%	(32)	(27)	(18.5)%
Total	(51)	(56)	8.9%	(172)	(157)	(9.6)%

(1)             As a result of a periodic subscriber measurement review and correction during the first quarter of 2010, historical NALs were restated for the prior periods commencing in 2007. Total NALs at September 30, 2009, reflect a reduction of 11,000 residential NALs from the figure reported in the prior year, in respect of TELUS TV subscribers that did not subscribe to voice lines services, but were inadvertently included in NAL counts. Business NALs reflect a reduction of 70,000 from the figure reported in the prior year, due to the clean up and removal of inaccurate subscriber records as part of the integration of billing and subscriber reporting processes, as well as the consistent application of industry measurement practices across TELUS.

Residential NALs continue to be affected by wireless and Internet-based technological substitution for local services, as well as promotional activity by primary cable-TV competitors in the Company’s incumbent areas of B.C., Alberta and Eastern Quebec. Residential NAL losses improved in the third quarter of 2010 relative to the loss experience in the same period in 2009 and the first half of 2010 due to the Company’s enhanced bundling capabilities resulting from an expanded TV offering, the launch of Optik TV and the provision of competitive retention offers. Business NAL losses in the third quarter and first nine-months of 2010 reflect steady churn rates, lower levels of additions, and slower growth in data lines when compared to the same periods in 2009. Slower business data line growth was due to the completion of some large enterprise deals that also included large private IP networks. Growth in certain data services such as private IP networks is not measured by business NAL counts, and conversion of legacy voice services to IP services results in an overall decrease in business NALs.

•                  Voice long distance revenue decreased year-over-year by $17 million and $77 million, respectively, in the third quarter and first nine months of 2010, reflecting ongoing industry-wide price competition, losses of local subscribers, and technological substitution to wireless and Internet-based services. Both retail and wholesale minute volumes declined.

•                  Other revenue decreased year-over-year by $3 million and $12 million, respectively, in the third quarter and first nine months of 2010, mainly from lower voice equipment sales.

•                  Intersegment revenue represents services provided by the wireline segment to the wireless segment and is eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses — wireline segment	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2010	2009	Change	2010	2009	Change
Salaries, benefits and employee-related costs	430	438	(1.8)%	1,291	1,356	(4.8)%
Other operations expenses	365	366	(0.3)%	1,097	1,115	(1.6)%
Operations expenses	795	804	(1.1)%	2,388	2,471	(3.4)%
Restructuring costs	15	29	(48.3)%	38	104	(63.5)%
Total operating expenses	810	833	(2.8)%	2,426	2,575	(5.8)%

Total wireline operating expenses decreased by $23 million and $149 million, respectively, in the third quarter and first nine months of 2010 when compared to the same periods in 2009.

•                  Salaries, benefits and employee-related expenses decreased year-over-year by $8 million and $65 million, respectively, in the third quarter and first nine-months of 2010. The decreases primarily reflect lower base salaries from fewer domestic FTE employees and continued reduction of discretionary employee-related expenses such as travel, partly offset by labour rate inflation in 2010, a prior year reduction to accrued employee performance bonus compensation in the third quarter, and increased defined benefit plan expenses.

•                  Other operations expenses decreased year-over-year by $1 million and $18 million, respectively, in the third quarter and first nine months. Decreases resulted from lower cost of goods sold related to lower overall equipment sales, lower transit and termination costs from lower outbound long distance minute volumes and per-minute costs, supplier credits and, for the nine-month period, one-time operating savings in the first quarter of 2010. These reductions were offset by increased TELUS TV programming and material costs related to the 94% year-over-year increase in the subscriber base, higher advertising and promotions costs, and for the nine-month period, lower labour capitalization from lower capital intensity in 2010.

•                  Restructuring costs decreased by $14 million and $66 million, respectively. See discussion in Section 5.3.

	Quarters ended September 30				Nine-month periods ended Sept. 30
EBITDA — wireline segment	2010	2009	Change		2010	2009	Change
EBITDA ($ millions)	402	406	(1.0)%		1,241	1,204	3.1%
EBITDA margin (%)	33.2	32.8	0.4	pts.	33.8	31.9	1.9	pts.

The wireline segment EBITDA decreased by $4 million in the third quarter of 2010 and increased by $37 million in the first nine months of 2010 when compared to the same periods in 2009. Improvement in the EBITDA margin resulted from lower restructuring costs and operating savings realized from efficiency initiatives to mitigate declining voice revenues, as well as a high margin software application sale in the first quarter of 2010.

5.5 Wireless segment

Operating revenues — wireless segment	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2010	2009	Change	2010	2009	Change
Network revenue	1,187	1,126	5.4%	3,411	3,289	3.7%
Equipment and other revenue	95	80	18.8%	265	193	37.3%
External operating revenue	1,282	1,206	6.3%	3,676	3,482	5.6%
Intersegment revenue	8	7	14.3%	24	21	14.3%
Total operating revenues	1,290	1,213	6.3%	3,700	3,503	5.6%

Total wireless segment revenues increased by $77 million and $197 million, respectively, in the third quarter and first nine months of 2010 when compared to the same periods in 2009.

•                  Network revenue increased year-over-year by $61 million and $122 million, respectively, in the third quarter and first nine months of 2010. The increases were due to continued wireless data revenue growth and the 6.8% year-over-year growth in the subscriber base, partly offset by lower voice revenues. Data revenue increased by $65 million or 29% in the third quarter, and increased by $173 million or 27% in the first nine months, reflecting strength in smartphone service revenues and text messaging driven by increased penetration of smartphones, increased adoption of data plans, higher-speed smartphones, as well as increased mobile Internet keys, and higher inbound data roaming volumes, partly offset by lower roaming rates. Data revenue represented 24% of network revenue for the first nine months of 2010, as compared to 20% in the same period in 2009. The year-over- year declines in voice revenue moderated to $4 million or 0.4% for the third quarter and $51 million or 1.9% for the first nine months, primarily due to falling voice ARPU, described further below.

Blended ARPU of $58.75 in the third quarter of 2010 decreased by $0.70 or 1.2% when compared to the same period in 2009, but reflected a sequential increase of $1.28 when compared to $57.47 in the second quarter of 2010. The 1.2% year-over-year decline in the quarter is a continued improvement from year-over-year declines of 1.9%, 4.4% and 7.7%, respectively, for the second and first quarters of 2010 and fourth quarter of 2009. Blended ARPU for the first nine months of 2010 was $57.36, a decrease of $1.46 or 2.5% from the same period in 2009. The blended ARPU decrease reflects declining voice pricing and minutes used (discussed further below), as well as increased penetration of mobile Internet keys, partly offset by increasing data usage driven by growing smartphone adoption and increased roaming volumes.

Data ARPU was $14.53 and $13.83, respectively, in the third quarter and first nine months of 2010, reflecting increases of $2.48 or 21% for the quarter and increases of $2.20 or 19% for the nine-month period, when compared to the same periods in 2009. The increases in data ARPU are largely reflective of the data revenue trend. Voice ARPU was $44.22 and $43.53, respectively, in the third quarter and first nine months of 2010, or year-over-year decreases of $3.18 or 6.7% for the quarter and $3.66 or 7.8% for the nine-month period. The 6.7% year-over-year decline in third quarter voice ARPU has moderated from decreases of 7.2%, 9.5%, and 12%, respectively, experienced in the second and first quarters of 2010 and fourth quarter of 2009. The voice ARPU decreases were caused by: declining minutes of use by both consumers and businesses; increased use of included-minute rate plans as subscribers shift usage patterns, substitute messaging for voice calls and move to optimize price plans; an increasing volume of mobile Internet key subscriptions from which there is no voice revenue; increased penetration and lower service revenue of the Koodo brand; elimination of system access fees and carrier e911 charges; and lower Mike service ARPU; partly offset by increased inbound roaming volumes and higher service feature revenues.

Gross and net subscriber additions reflect improved economic conditions, an enhanced handset line-up due in part to the availability of the new HSPA+ network, and a continued effort to attract and retain high value postpaid customers. Total gross subscriber additions increased by 11% in the third quarter and 5.7% first nine months of 2010, when compared to the same periods in 2009, with postpaid gross additions increasing by approximately 11% in the quarter and the first nine months. Postpaid gross additions were 69% of the total in the third quarter and 68% of the total in the first nine months of 2010 (69% in the third quarter of 2009 and 64% in the first nine months of 2009). Prepaid gross additions were strong in the third quarter of 2010 mainly due to more competitive in-quarter offers including data-capable handset selection.

Smartphones represented 38% of postpaid gross additions in the third quarter of 2010, as compared to 22% in the same period in 2009. At September 30, 2010, smartphone subscribers represented 28% of the postpaid subscriber base as compared to 18% one year earlier. Smartphone subscribers generate significantly higher ARPU than those with messaging and voice-only devices. A higher smartphone mix is expected to positively impact future data revenue growth and ARPU, while increasing network usage and future costs of retention compared to historical levels.

Net additions for the third quarter and first nine months of 2010 increased when compared to the same periods in 2009, and reflect a continued strong postpaid / prepaid mix. In 2010, third quarter postpaid net additions represented 86% of the total (105% in 2009), while nine-month postpaid net additions were 93% of the total (95% in 2009). Prepaid subscriber net additions increased strongly in the third quarter and first nine months of 2010 when compared to the same periods in 2009 and the first half of 2010 due to both lower churn as well as higher gross additions in the third quarter of 2010.

The blended churn rates were 1.54% and 1.52%, respectively, in the third quarter and first nine months of 2010, as compared to 1.55% and 1.57%, respectively, in the same periods in 2009. The decrease in churn rates reflect lower involuntary churn, the availability of the new HSPA+ network, greater choice in handsets including the Apple iPhone, and successful retention efforts, partly offset by increased competitive marketing intensity within both the postpaid and prepaid market segments.

•                  Equipment and other service revenue increased by $15 million and $72 million, respectively, in the third quarter and first nine months of 2010 when compared to the same periods in 2009. The increase was largely due to the acquisition of Black’s Photo in September 2009, and to a lesser extent, higher acquisition and retention volumes and increased accessories revenues. The increase was partly offset in the third quarter of 2010 as competitive pressure on handset prices drove higher handset subsidies. Average handset prices had trended upward in the first half of 2010 due to an increasing smartphone mix.

•                  Intersegment revenue represents services provided by the wireless segment to the wireline segment and is eliminated upon consolidation along with the associated expense in the wireline segment.

Wireless operating indicators

	As at September 30
	2010	2009	Change
Subscribers (000s)
Postpaid	5,596	5,192	7.8%
Prepaid	1,256	1,221	2.9%
Total	6,852	6,413	6.8%
Proportion of subscriber base that is postpaid (%)	81.7	81.0	0.7	pts.
Digital POP (1) coverage (millions) (2)	33.7	32.7	3.1%
HSPA POP coverage (millions) (2)	32.6	—	n/m

	Quarters ended September 30				Nine-month periods ended Sept. 30
	2010	2009	Change		2010	2009	Change
Subscriber gross additions (000s)
Postpaid	322	291	10.7%		837	753	11.2%
Prepaid	144	129	11.6%		398	415	(4.1)%
Total	466	420	11.0%		1,235	1,168	5.7%
Subscriber net additions (000s)
Postpaid	132	131	0.8%		306	270	13.3%
Prepaid	21	(6)	n/m		22	14	57.1%
Total	153	125	22.4%		328	284	15.5%
ARPU (3) ($)	58.75	59.45	(1.2)%		57.36	58.82	(2.5)%
Churn, per month (3) (%)	1.54	1.55	(0.01	)pts.	1.52	1.57	(0.05	)pts.
Average monthly minutes of use per subscriber (MOU)	361	397	(9.1)%		364	394	(7.6)%
COA (4) per gross subscriber addition (3) ($)	339	320	5.9%		335	322	4.0%
Retention spend to network revenue (3) (%)	10.7	10.3	0.4	pts.	10.6	10.5	0.1	pts.
EBITDA excluding COA ($ millions)	693	652	6.3%		1,969	1,874	5.1%
EBITDA to network revenue (%)	45.1	45.9	(0.8	)pts.	45.6	45.5	0.1	pts.

pts. — percentage point(s)

(1)             POP is an abbreviation for population. A POP refers to one person living in a population area that is wholly or substantially included in the coverage area.

(2)             Including roaming/resale and network-sharing agreements, principally with Bell Canada.

(3)             See Section 11.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under Canadian or U.S. GAAP.

(4)             Cost of acquisition.

Operating expenses — wireless segment	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2010	2009	Change	2010	2009	Change
Equipment sales expenses	250	209	19.6%	685	582	17.7%
Network operating expenses	161	161	—%	478	465	2.8%
Marketing expenses	111	106	4.7%	298	292	2.1%
General and administration (G&A) expenses
Salaries, benefits and employee-related costs	151	142	6.3%	442	427	3.5%
Other G&A expenses	80	75	6.7%	238	230	3.5%
Operations expense	753	693	8.7%	2,141	1,996	7.3%
Restructuring costs	2	3	(33.3)%	4	9	(55.6)%
Total operating expenses	755	696	8.5%	2,145	2,005	7.0%

Total wireless segment operating expenses increased by $59 million and $140 million, respectively, in the third quarter and first nine months of 2010 when compared to the same periods in 2009.

•                  Equipment sales expenses increased year-over-year by $41 million and $103 million, respectively, in the third quarter and first nine months of 2010. The increases were due in part to higher acquisition and retention volumes and higher per-unit costs to support migration of clients to smartphones, including the Apple iPhone. This category includes results from Black’s Photo since September 2009.

•                  Network operating expenses were unchanged year-over-year in the third quarter and increased year-over-year by $13 million in the first nine months. Third quarter network expenses were unchanged due to the beneficial impact of one-time settlements of facility cost disputes and contract renegotiations offsetting other increased expenses. The nine-month increase reflects growth in roaming volumes and the introduction of regulated e911 fees for wireless subscribers in Quebec, partly offset by slightly lower revenue-share and licensing costs, and lower roaming costs from reduced rates. Lower negotiated revenue-share and licensing rates were mostly offset by increases in revenue-share volumes to third parties and licensing volumes to service providers as a result of the continued penetration of smartphones.

•                  Marketing expenses increased year-over-year by $5 million and $6 million, respectively, in the third quarter and first nine months. COA per gross subscriber addition increased by $19 or 5.9% in the third quarter of 2010 and increased by $13 or 4.0% for the first nine months of 2010, when compared to the same periods in 2009. COA per gross subscriber addition increased due to higher per-unit subsidy costs driven by a higher smartphone mix, and for the nine-month period, a second quarter 2010 settlement of channel subsidies relating to prior periods. This was partly offset by a favourable U.S. dollar exchange rate (compared to 2009) and increased gross additions creating improved efficiency of advertising and promotion expenditures per gross addition.

Retention costs as a percentage of network revenue increased to 10.7% in the third quarter and 10.6% in the first nine months of 2010, as compared to 10.3% and 10.5%, respectively, in the same periods in 2009. The retention cost ratios increased due to higher retention volumes related to a larger subscriber base and an increased volume of clients migrating to smartphones, including upgrades to HSPA+ devices, partly offset by improving network revenue growth, lower commissions per retention subscriber and a favourable U.S. dollar exchange rate compared to 2009.

•                  Total G&A expenses increased year-over-year by $14 million and $23 million, respectively in the third quarter and first nine months.

Salaries, benefits and employee-related costs increased year-over-year by $9 million and $15 million, respectively, in the quarter and nine-month periods, mainly from inclusion of Black’s Photo expenses in 2010, partly offset by fewer domestic full-time equivalent employees. Other G&A expenses increased year-over-year by $5 million and $8 million, respectively, for the quarter and nine-month periods from inclusion of expenses from Black’s Photo and increased external labour costs supporting the growing subscriber base, partly offset by lower bad debt expenses and, for the first nine-month period, one-time operating savings in the first quarter of 2010. Bad debt expense decreased $4 million for the quarter and $20 million for the first nine months, reflecting decreased involuntary subscriber churn from an improved economy.

•                  Restructuring costs decreased by $1 million and $5 million, respectively. See discussion in Section 5.3.

	Quarters ended September 30				Nine-month periods ended Sept. 30
EBITDA — wireless segment	2010	2009	Change		2010	2009	Change
EBITDA ($ millions)	535	517	3.5%		1,555	1,498	3.8%
EBITDA margin (%)	41.5	42.6	(1.1	)pts.	42.0	42.8	(0.8	)pts.

Wireless segment EBITDA increased by $18 million and $57 million, respectively, in the third quarter and first nine months of 2010 when compared to the same periods in 2009. This reflects improvement in terms of data growth, lower ARPU erosion and lower bad debt expense. Wireless margins were pressured primarily due to higher combined acquisition and retention costs associated with strong acquisition and retention volumes and continued smartphone adoption, following the launch of the new HSPA+ network and related devices such as the iPhone since late 2009, as well as increased competitive intensity driving higher handset subsidies.

6.              Changes in financial position

Changes in the consolidated statements of financial position for the nine-month period ended September 30, 2010, are as follows:

Financial position as at:	Sept. 30,	Dec. 31,
($ millions)	2010	2009	Changes		Explanation of the change
Current Assets
Cash and temporary investments, net	50	41	9	22%	See Section 7: Liquidity and capital resources
Accounts receivable	830	694	136	20%

The increase reflected a $100 million reduction in proceeds from securitized accounts receivable (see Section 7.6), as well as increased receivables due to the growing wireless postpaid subscriber base. Accounts receivable turnover was 47 days at September 30, 2010 compared to 46 days at December 31, 2009 and 45 days at September 30, 2009.

Income and other taxes receivable	196	16	180	n/m	Reflects an increase in accrued income and other taxes receivable, as well as current year instalments, net of current income tax expense
Inventories	226	270	(44)	(16)%	Primarily a decrease in the average cost of new wireless handsets and lower wireless handset volumes in inventory
Prepaid expenses	163	105	58	55%	Mainly prepaid maintenance contracts, annual payments of property taxes and wireless licence fees, as well as front-loaded payments of employee benefits, all net of amortization
Derivative assets	1	1	—	—%	—
Current Liabilities
Accounts payable and accrued liabilities	1,479	1,385	94	7%	Mainly increased semi-annual interest payable and increased accrued payroll-days outstanding
Income and other taxes payable	5	182	(177)	(97)%	Primarily reflects final income tax payments in the first quarter of 2010 for the 2009 tax year
Restructuring accounts payable and accrued liabilities	88	135	(47)	(35)%	Payments exceeded new obligations from restructuring initiatives
Dividends payable	160	150	10	7%	Primarily reflects the 5.3% increase in the dividend rate for the dividend paid October 1, 2010, as compared to the dividend paid January 4, 2010.
Advance billings and customer deposits	635	674	(39)	(6)%

Includes a reclassification of $83 million of the regulatory price cap deferral account to Other long-term liabilities, net of higher advance billings related to subscriber growth, and other long-term advance billings becoming current

Current maturities of long-term debt	770	82	688	n/m

The September 30 balance includes $761 million for 8% U.S. dollar Notes maturing in June 2011 after partial redemption of the Notes outstanding on September 2. Two smaller issues, current at December 31 and totalling $80 million matured and were repaid in 2010. See Section 7.3.

Derivative liabilities	398	62	336	n/m

The September 30 balance and net change from December 31 includes $380 million for derivative liabilities associated with the June 2011 maturity of U.S. dollar Notes after fair value adjustments and termination of the portion associated with the partial redemption of Notes on September 2. This was partly offset by fair value adjustments for share option and restricted share unit hedges, and cash settled option derivative unwind.

Current portion of future income taxes	490	294	196	67%	Primarily due to changes in partnership income that will be allocated over the next 12 months, as well as changes in the accounting classification of liabilities between current and long-term
Working capital (1)	(2,559)	(1,837)	(722)	(39)%	Primarily due to the remaining U.S. dollar Notes maturing in June 2011 (U.S.$741 million).

(1) Current assets subtracting Current liabilities.

Changes in financial position, continued from the previous page.

Financial position as at:	Sept. 30,	Dec. 31,
($ millions)	2010	2009	Changes		Explanation of the change
Non-Current Assets
Property, plant, equipment and other, net	7,643	7,729	(86)	(1)%	See Capital expenditures in Section 7.2 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations
Intangible assets, net	5,090	5,148	(58)	(1)%

See Capital expenditures in Section 7.2 Cash used by investing activities and Amortization in Section 5.3 Consolidated operations. Included in the balances for both periods are wireless spectrum licences of $3,849 million.

Goodwill, net	3,572	3,572	—	—%	—
Other long-term assets	1,717	1,602	115	7%	Primarily pension plan funding and continued amortization of transitional pension assets
Investments	41	41	—	—%	Sales of small investments were offset by new investments
Non-Current Liabilities
Long-Term Debt	5,379	6,090	(711)	(12)%

The decrease primarily reflects reclassification of U.S. dollar Notes maturing in June 2011 to Current Liabilities, and a $295 million decrease in commercial paper, net of $1 billion Note issue in July

Other Long-Term Liabilities	643	1,271	(628)	(49)%

The decrease primarily reflects reclassification of the $721 million derivative liability associated with the U.S. dollar Notes maturing in June 2011 to Current Liabilities, as well as other long-term advance billings becoming current, partly offset by reclassification of $83 million of the price cap deferral account from Current Liabilities

Future Income Taxes	1,402	1,319	83	6%	An increase in future taxes on long-term assets and liabilities partly offset by a reclassification to the Current portion of future income taxes
Owners’ Equity
Common Share and Non-Voting Share equity	8,059	7,554	505	7%

Mainly Net income of $808 million, and Other comprehensive income of $56 million, attributable to holders of Common Shares and Non-Voting Shares, less declared dividends of $473 million, and adding back $98 million for treasury shares issued for dividends reinvested in Non-Voting Shares under the dividend re-investment plan.

Non-controlling interests	21	21	—	—%	Net income of $3 million attributable to non-controlling interests less dividends of $3 million paid by a subsidiary to a non-controlling interest.

7.              Liquidity and capital resources

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of the MD&A.

The Company’s capital structure financial policies are described in Section 4.3. In the normal course, the Company has generated annual cash flow from operations exceeding annual capital investment needed to support business growth and re-invest in technology.

Summary of consolidated statements of cash flows	Quarters ended September 30			Nine-month periods ended Sept. 30
($ millions)	2010	2009	Change	2010	2009	Change
Cash provided by operating activities	913	814	12.2%	1,850	2,280	(18.9)%
Cash (used) by investing activities	(452)	(585)	22.7%	(1,148)	(1,615)	28.9%
Cash (used) by financing activities	(452)	(221)	(104.5)%	(693)	(635)	(9.1)%
Increase (decrease) in cash and temporary investments, net	9	8	—	9	30	—
Cash and temporary investments, net, beginning of period	41	26	—	41	4	—
Cash and temporary investments, net, end of period	50	34	47.1%	50	34	47.1%

7.1 Cash provided by operating activities

Cash provided by operating activities increased by $99 million in the third quarter of 2010 and decreased by $430 million in the first nine months of 2010 when compared to the same periods in 2009. Year-over-year comparative changes in cash flow for the quarter and nine-month period included:

•                  Changes in proceeds from securitized accounts receivable (included in Net change in non-cash working capital on the consolidated statements of cash flow) are a use of cash when proceeds are reduced and a source of cash when the proceeds are increased. There were no changes during the third quarters of 2010 and 2009. In the first nine months of 2010, proceeds were reduced by $100 million, as compared to an increase of $100 million in the first nine months of 2009, for a comparative decrease in cash flow of $200 million. See Section 7.6 Accounts receivable sale.

•                  Interest paid increased by $70 million and $58 million, respectively, in the quarter and nine-month periods, principally due to the $52 million financing charge in respect of the September 2, 2010, early partial redemption of U.S. dollar Notes, as well as payment of $20 million interest accrued to the date of redemption on September 2 that otherwise would be paid December 1, 2010.

•                  Interest received decreased by $17 million and $52 million, respectively, in the quarter and nine-month periods, mainly due to the receipts of interest on the settlement of tax related matters in 2009

•                  Income tax payments, net of refunds received, decreased year-over-year by $18 million in the quarter and increased year-over-year by $69 million in the nine-month period. The increase for the nine-month period was primarily due to the receipt of income tax recoveries in the prior year together with a slight increase in instalments in 2010. Recoveries were $4 million in the first nine months of 2010, and $10 million and $64 million, respectively, in the third quarter and first nine months of 2009.

•                  Other changes in non-cash working capital.

7.2 Cash used by investing activities

Cash used by investing activities decreased by $133 million and $467 million, respectively in the third quarter and first nine months of 2010 when compared to the same periods in 2009, principally due to lower capital expenditures.

Capital expenditures	Quarters ended September 30				Nine-month periods ended Sept. 30
($ millions, except capital intensity)	2010	2009	Change		2010	2009	Change
Wireline segment	336	365	(7.9)%		886	1,011	(12.4)%
Wireless segment	113	193	(41.5)%		271	578	(53.1)%
Total capital expenditures	449	558	(19.5)%		1,157	1,589	(27.2)%
EBITDA less capital expenditures (1)	488	365	33.7%		1,639	1,113	47.3%
Capital intensity (2) (%)	18	23	(5	)pts.	16	22	(6	)pts.

(1)             See Section 11.1 EBITDA for the calculation and description.

(2)             Capital intensity is calculated as capital expenditures divided by operating revenues. This measure provides a basis for comparing the level of capital expenditures to other companies of varying size within the same industry.

Total capital expenditures decreased by $109 million and $432 million, respectively, in the third quarter and first nine months of 2010 when compared to the same periods in 2009. Lower capital intensity in 2010 primarily reflects the considerable build activity throughout 2009 for the wireless HSPA+ network that was launched in November 2009. EBITDA less capital expenditures increased by $123 million and $526 million, respectively, in the third quarter and first nine months of 2010 when compared to the same periods in 2009.

•                  Wireline segment

Capital expenditures decreased year-over-year by $29 million and $125 million, respectively, in the third quarter and first nine months of 2010. The decreases reflect lower expenditures for ADSL2+ network technology upgrading due to the significant activity in 2009, partly offset by increased expenditures for TELUS IPTV, VDSL2 and gigabit passive optical network (GPON) technology (see Section 2 — Building national capabilities).

Wireline capital intensity decreased to 24% in the first nine months of 2010 from 27% in the first nine months of 2009. Consequently, wireline cash flow (EBITDA less capital expenditures) improved to $355 million in the first nine months of 2010, up by $162 million or 84% year-over-year.

•                  Wireless segment

Capital expenditures decreased year-over-year by $80 million and $307 million, respectively, in the third quarter and first nine months of 2010. The decreases in 2010 were due to the major activity in the prior year to construct the HSPA+ network, which was substantially completed and launched in November 2009, as well as lower expenditures for the mature CDMA network. This was partly offset by new expenditures on HSPA+ Dual Cell technology (see Section 2 — Building national capabilities).

Wireless capital intensity decreased to 7% in the first nine months of 2010 from 17% in the first nine months of 2009. Wireless cash flow (EBITDA less capital expenditures) was $1,284 million in the first nine months of 2010, up by $364 million or 40% year-over-year.

7.3 Cash used by financing activities

Net cash used by financing activities increased by $231 million and $58 million, respectively in the third quarter and first nine months of 2010 when compared to the same periods in 2009.

•                  Cash dividends paid to holders of Common Shares and Non-Voting Shares were $116 million and $365 million, respectively, in the third quarter and first nine months of 2010. The amounts are the dividends declared net of amounts reinvested in TELUS Non-Voting Shares issued from treasury at a 3% discount under the Company’s amended dividend reinvestment plan (DRIP). In the third quarter and first nine months of 2009, no shares were issued from treasury, and cash dividend payments were $149 million and $451 million, respectively.

•                  Bank facilities and commercial paper

The Company often shifts among short-term financing sources to take advantage of interest cost differentials. In the first quarter of 2010, issued commercial paper increased by $28 million to $495 million. In the second quarter of 2010, commercial paper increased by $29 million to $524 million. In the third quarter of 2010, commercial paper was reduced by $352 million to $172 million. No amounts were drawn against the 2012 credit facility at September 30, 2010 (unchanged from December 31, 2009).

In comparison, during the first quarter of 2009, net amounts drawn on the 2012 credit facility decreased by $680 million to $300 million, while issued commercial paper increased by $756 million to $1,188 million. During the second quarter of 2009, due primarily to the successful issue of new Notes in May, the Company reduced commercial paper to $604 million and reduced net amounts drawn on the 2012 credit facility to $nil. During the third quarter of 2009, commercial paper was further reduced to $534 million.

•                  Maturity and repayment of smaller debt issues in 2010

The Company repaid $50 million for matured 12% TCI Debentures in May 2010 and $30 million for matured 11.5% TCI First Mortgage Bonds in July 2010.

•                  Long-term debt issue in July 2010; early partial redemption of U.S. dollar Notes in September 2010

On July 23, 2010, the Company successfully closed a public offering of 5.05%, Series CH Notes maturing in July 2020, for gross proceeds of $1 billion. The Series CH Notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice, at a redemption price equal to the greater of (i) the present value of the Notes discounted at the Government of Canada yield plus 47 basis points, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

Net proceeds of approximately $993 million were used to fund the early partial redemption of U.S.$607 million of the Company’s publicly held U.S. dollar, 8% Notes with a June 2011 maturity, as well as payments to terminate cross currency interest rate swaps associated with the redeemed Notes. The U.S. dollar Notes have an effective interest rate of approximately 8.5%. The early redemption resulted in a third quarter, pre-tax charge of $52 million, or after tax, approximately $37 million (12 cents per share).

These financing activities, as well as a similar Note issue and early partial redemption in December 2009, reduced the face value of long-term debt maturing in June 2011 by approximately U.S.$1.2 billion and extended the average maturity of long-term debt to 5.9 years at September 30, 2010 (four years at September 30, 2009).

•                  Long-term debt issues in May and December 2009; early partial redemption of U.S. dollar Notes in December 2009

The comparative consolidated statement of cash flows for the nine-month period ended September 30, 2009, reflects a successful $700 million public offering in May of 4.95%, Series CF Notes maturing in May 2014. In December, the Company also successfully closed a $1 billion public offering of 5.05%, Series CG Notes maturing in December 2019. The net proceeds of the December issue were used to fund the early partial redemption of U.S.$577.5 million of the Company’s publicly held U.S. dollar, 8% Notes with a June 2011 maturity, as well as payments to terminate cross currency interest rate swaps associated with the redeemed Notes.

7.4 Liquidity and capital resource measures

Liquidity and capital resource measures As at, or 12-month periods ended, September 30	2010	2009	Change
Components of debt and coverage ratios (1) ($ millions)
Net debt	6,905	7,177	(272)
Total capitalization — book value	15,001	14,815	186
EBITDA — excluding restructuring costs	3,704	3,790	(86)
Net interest cost	638	420	218
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	92	87	5	pts.
Average term to maturity of debt (years)	5.9	4.0	1.9
Net debt to total capitalization (%) (1)	46.0	48.4	(2.4	)pts.
Net debt to EBITDA — excluding restructuring costs (1)	1.9	1.9	—
Coverage ratios (times) (1)
Earnings coverage (Interest coverage on long-term debt)	2.9	4.1	(1.2)
EBITDA — excluding restructuring costs interest coverage	5.8	9.0	(3.2)
Other measures
Free cash flow ($ millions) (2)	791	596	195
Dividend payout ratio of adjusted net earnings (%) (1)	65	60	5	pts.
Dividend payout ratio (%) (1)	66	53	13	pts.

(1)             See Section 11.4 Definition and calculation of liquidity and capital resource measures.

(2)             See Section 11.2 Free cash flow for the definition.

The decrease in Net debt at September 30, 2010, as compared to one year earlier, includes maturity and repayment of $80 million of long-term debt in the first seven months of 2010, a reduction in commercial paper and partial redemptions of U.S. dollar Notes in December 2009 and September 2010, offset by Note issues in December 2009 and July 2010. The $186 million increase in total capitalization resulted from increased retained earnings and Non-Voting Share capital net of reduced debt.

The proportion of debt on a fixed-rate basis was 92% at September 30, 2010, up from 87% one year earlier primarily due to lower outstanding commercial paper. The average term to maturity of debt was 5.9 years at September 30, 2010, up from 4.0 years at September 30, 2009, primarily due to 10-year note issues in December 2009 and July 2010 and the two early partial redemptions of U.S. dollar Notes due June 1, 2011.

The earnings coverage ratio was 2.9 times for the 12-month period ended September 30, 2010, down from 4.1 times one year earlier. Increased long-term interest expense, mostly due to charges for early redemption of long-term debt ($99 million in December 2009 and $52 million in September 2010), reduced the ratio by 0.9, while lower 12-month trailing earnings before long-term interest and income taxes decreased the ratio by 0.3. The EBITDA (excluding restructuring costs) interest coverage ratio for the 12-month period ended September 30, 2010, was 5.8 times, down from 9.0 times one year earlier, due mainly to the charges for early redemption of long-term debt. This ratio calculated to exclude the losses on redemption was 7.6 times at September 30, 2010.

Free cash flow (FCF) for the 12-month period ended September 30, 2010, increased by $195 million when compared to the 12-month period ended September 30, 2009. The increase in FCF resulted primarily from lower capital expenditures, partly offset by higher interest payments arising from early partial redemption of debt, higher income tax payments, lower EBITDA, and lower interest received from the settlement of prior years’ tax matters.

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, are expected to provide reasonable access to capital markets.

TELUS’ long-term financial policies and guidelines are:

•                  Net debt to EBITDA — excluding restructuring costs of 1.5 to 2.0 times

The ratio at September 30, 2010 was 1.9 times.

•                  Dividend payout ratio target guideline of 55 to 65% of sustainable net earnings

The target guideline is on a prospective basis, rather than on a trailing basis. The current guideline was approved by the Board on May 4, 2010, and signals management and Board confidence in the mid-term outlook of the Company into 2011. The payout ratio is seen as appropriate to the Company’s prospects for earnings and cash flow growth, and moderating capital expenditure investments. The Company expects to continue its long-standing practice of releasing annual targets and key assumptions in mid-December 2010 for the upcoming 2011 fiscal year.

7.5 Credit facilities

In August 2010, the Company cancelled its unused $300 million, 364-day revolving credit facility that was due to expire on December 31, 2010. At September 30, 2010, TELUS had available liquidity exceeding $1.7 billion from unutilized credit facilities, as well as availability of $100 million under its accounts receivable securitization program at September 30, 2010 (see Section 7.6), consistent with the Company’s objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities at September 30, 2010

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	May 1, 2012	2,000	—	(118)	(172)	1,710
Other bank facilities	—	62	—	(3)	—	59
Total	—	2,062	—	(121)	(172)	1,769

(1)             Canadian dollars or U.S. dollar equivalent.

TELUS’ revolving credit facility contains customary covenants, including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.9 to 1 at September 30, 2010) and not permit its consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 5.8 to 1 at September 30, 2010) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets and goodwill for accounting purposes. See Business policy assessment in Section 8.2.5 for discussion of the covenants after TELUS’ changeover to IFRS on January 1, 2011. Continued access to TELUS’ credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

7.6 Accounts receivable sale

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables, for an amount up to a maximum of $500 million. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of November 3, 2010.

Balance of proceeds from securitized receivables ($ millions)	Sep. 30, 2010	June 30, 2010	Mar. 31, 2010	Dec. 31, 2009	Sep. 30, 2009	June 30, 2009	Mar. 31, 2009	Dec. 31, 2008
	400	400	400	500	400	400	300	300

7.7 Credit ratings

There were no changes to the Company’s investment grade credit ratings as at November 3, 2010.

7.8 Financial instruments; commitments and contingent liabilities

Financial instruments

The Company’s financial instruments and the nature of risks that they may be subject to were described in TELUS’ 2009 MD&A. Certain updates follow:

Credit risk

Credit risk associated with accounts receivable is minimized by the Company’s large and diverse customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains allowances for potential credit losses, and any such losses to date have been within management’s expectations. As at September 30, 2010, the weighted average life of customer accounts receivable was 31 days (December 31, 2009 — 35 days) and the weighted average life of past-due customer accounts receivable was 65 days (December 31, 2009 — 72 days).

Liquidity risk

As a component of capital structure financial policies, discussed under Section 4.3 Liquidity and capital resources, the Company manages liquidity risk by maintaining a daily cash pooling process, which enables the Company to manage its liquidity surplus and liquidity requirements according to the actual needs of the Company and its subsidiaries, by maintaining bilateral bank facilities and syndicated credit facilities, by maintaining a commercial paper program, by the sales of trade receivables to an arm’s-length securitization trust, by continuously monitoring forecast and actual cash flows and by managing maturity profiles of financial assets and financial liabilities.

The Company has significant debt maturities in future years. As at September 30, 2010, the Company has access to a shelf prospectus, in effect until October 2011, pursuant to which it can offer $2 billion of debt or equity securities. The Company has credit facilities available, including a $2 billion facility until 2012 (see Section 7.5 Credit facilities). The Company believes that its investment grade credit ratings provide reasonable access to capital markets.

Market risk

Net income and other comprehensive income for the periods ended September 30, 2010 and 2009, could have varied if the Canadian dollar to U.S. dollar foreign exchange rates, market interest rates and the Company’s Common Share and Non-Voting Share prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of the Company’s exposure to currency risk, interest rate risk, and other price risk arising from share-based compensation is shown in Note 4 of the interim Consolidated Financial Statements.

Commitments and contingent liabilities

Guarantees

Canadian GAAP requires the disclosure of certain types of guarantees and their maximum, undiscounted amounts. As at September 30, 2010, the Company’s maximum undiscounted guarantee amounts, without regard for the likelihood of having to make such payment, were not material.

In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company’s proportionate share is 40% through May 2011 and then 15% in the final five years, ending May 2016. Should the CRTC take any action that would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred. As at September 30, 2010, the Company has no liability recorded in respect of indemnification obligations.

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against the Company. As well, the Company has received or is aware of certain potential claims (including intellectual property infringement claims) against the Company and, in some cases, numerous other wireless carriers and telecommunications service providers. In some instances, the matters are at a preliminary stage and the potential for liability and magnitude of potential loss cannot be readily determined currently. It is impossible at this time for the Company to predict with any certainty the outcome of such claims, potential claims and lawsuits. However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, other than as disclosed in Note 18(b) of the interim Consolidated Financial Statements.

7.9 Outstanding share information

The total number of outstanding and issuable shares in the following table assumes full conversion of outstanding options and shares reserved for future option grants, at September 30, 2010.

Outstanding shares (millions)	Common Shares	Non-Voting Shares	Total shares
Common equity
Outstanding shares at September 30, 2010	174.9	145.8	320.7	(1)
Options outstanding and issuable (2) (3) at September 30, 2010	—	29.9	29.9
Outstanding and issuable shares at September 30, 2010	174.9	175.7	350.6

(1)             For the purposes of calculating diluted earnings per share, the number of shares was 320.6 million for the quarter ended September 30, 2010.

(2)             Assuming full conversion and ignoring exercise prices.

(3)             Includes an increase to the share option reserve of 15 million Non-Voting Shares, approved by shareholders at the May 5, 2010 annual and special general meeting.

Approximately 1,260,000 TELUS Non-Voting Shares were issued from treasury under the dividend reinvestment plan (DRIP) for the dividend paid on October 1, 2010. The DRIP participation rate was approximately 32% for October 1 dividend, up from 27% for the July 2 dividend. Other than for shares issued under the DRIP, the number of outstanding and issuable shares at October 31, 2010, was not materially different than at September 30, 2010. On November 3, 2010, the Board of Directors approved a change to the TELUS DRIP, such that subsequent to January 4, 2011, TELUS will discontinue the current practice of the issuance of shares from treasury at a 3% discount for reinvesting dividends, and will commence purchases on the open market without discount. The change will result in increased cash outlays in respect of dividend payments.

In September 2010, legislation was introduced to change the tax treatment of certain share-based compensation. In this draft legislation, where stock option rights are acquired by the Company in exchange for a cash payment, either the employee must forgo his personal income tax deduction, which emulates capital gains treatment, or the Company must forgo its tax deduction, thereby eliminating the double benefit afforded to employees and corporations. Such legislation is not yet substantively enacted and therefore no impact has been reflected in the financial results. To the extent that the Company acquires the stock option rights from employees, the Company intends to elect to forgo its tax deduction for such payments.

8.              Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

Critical accounting estimates are described in Section 8.1 of TELUS’ 2009 MD&A. The preparation of financial statements in conformity with GAAP requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advance billings and customer deposits — CRTC deferral account liabilities

In August 2010, the CRTC issued Telecom Decision 2010-639, in which the Commission made its determinations regarding disposition of amounts in the price cap deferral account. See Section 10.3 Regulatory — Price cap regulation.

8.2 Accounting policy developments

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that results in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB), over a transitional period to be complete by 2011. This section discusses the Company’s expectations regarding the changeover to IFRS-IASB. The term IFRS used in this MD&A is an abbreviation of IFRS-IASB.

There can be no guarantee that the International Accounting Standards Board will not make further pronouncements, and that the Canadian Accounting Standards Board will also not adopt further pronouncements, before the Consolidated Financial Statements as at December 31, 2011, are prepared. Consequently, there can be no guarantee that the standards used to prepare information in this Section will not differ from those used to prepare the Consolidated Financial Statements for the year ended December 31, 2011, and that the effects described and quantified below will not change.

Key dates:

•                  January 1, 2010 (transition date): An opening statement of financial position according to IFRS has been prepared, as at this date, to facilitate the changeover to IFRS reporting in 2011. TELUS will continue to report its fiscal 2010 and comparative 2009 results according to Canadian GAAP.

•                  January 1, 2011 (changeover date): The date after which TELUS will prepare and report interim and annual 2011 financial statements with 2010 comparatives according to IFRS.

As activities consistent with Canadian GAAP being converged with IFRS-IASB, the Company previously adopted new recommendations for Goodwill and intangible assets (CICA Handbook Section 3064), Business combinations (CICA Handbook Section 1582), Consolidations (CICA Handbook Section 1601), Non-controlling interests (CICA Handbook Section 1602), financial instrument disclosure and presentation (CICA Handbook Sections 3862 and 3863), and Inventories (CICA Handbook Section 3031). See TELUS’ 2009 MD&A — Section 8.2.4.

The remainder of this section is comprised of:

•                  Section 8.2.1 — Explanation of transition to IFRS-IASB

•                  Section 8.2.2 — Quantified effects on consolidated statements of financial position

•                  Section 8.2.3 — Quantified effects on consolidated statement of income and comprehensive income

•                  Section 8.2.4 — Effects on other measures

•                  Section 8.2.5 — Changeover status.

8.2.1 Explanation of transition to IFRS-IASB

The transition to IFRS requires the Company to apply IFRS 1 (First-Time Adoption of International Financial Reporting Standards), which sets out the procedures for preparing IFRS-compliant financial statements in the first reporting period after the changeover date. IFRS 1 applies only at the time of changeover, and includes a requirement for retrospective application of each standard, as if they were always in effect. IFRS 1 also provides a series of optional exemptions from retrospective application to ease the transition to the full set of IFRS.

The Company has also determined the areas where changes in accounting policy are expected. The following table discusses qualitative transition effects and quantifies the impacts, net of applicable income tax, on Owners’ equity at the transition date and on Net income for the first nine months of 2010.

Effects of transition
Unaudited pro forma effect on Net income (Section 8.2.3)
Unaudited pro forma effect on Owners’ equity (Section 8.2.2)

Topic	Description and impacts ($ millions – increase (decrease))		As at Jan. 1, 2010	Nine- month period ended Sept. 30, 2010
Employee benefits — defined benefit plans • Recognition of cumulative unamortized actuarial gains and losses, past service costs, and transitional obligations and assets at the transition date

IFRS 1 optional exemption taken: Yes.

Transition date impact: The Company has chosen to recognize cumulative unamortized actuarial gains and losses at the transition date as an adjustment to Retained earnings on the same date.

In addition, as part of the retrospective application of IAS 19, all vested past service costs and transitional obligations and assets at the transition date were similarly adjusted through Retained earnings at the transition date.

	As at January 1, 2010
	Other long-term assets	(1,314)
	Other long-term liabilities	142
	Deferred income tax liability	(379)
	Retained earnings	(1,077)	(1,077)

• Recognition of ongoing actuarial gains and losses

Difference from Canadian GAAP; ongoing impact: IFRS currently allows an accounting policy choice for recognition of actuarial gains and losses arising subsequent to the transition date. The Company has chosen to charge all actuarial gains and losses to Other comprehensive income, consistent with changes proposed in an exposure draft for employee benefits — recognition and measurement of actuarial gain or losses for defined benefit plans. The exposure draft proposes to eliminate other choices for recognizing ongoing actuarial gains and losses.

Canadian GAAP required that the excess of the net actuarial gain (loss) over 10% of the greater of the accrued benefit obligation and fair value of the plan assets was to be amortized over the expected average remaining service periods of active employees of the plan, as were past service costs and transitional assets and liabilities.

	Nine-month period ended September 30, 2010
	Employee benefits expense	(30)
	Income taxes	8
	Net income	22		22

Impairment of assets

Difference from Canadian GAAP: IFRS requires that increases in recoverable amounts of impaired assets subsequent to the time of impairment to be recognized as an impairment reversal (except for goodwill), but only to the extent that the resulting carrying amount would not exceed the carrying amount that would have existed had an impairment amount not initially been recognized. Canadian GAAP did not allow for increases in recoverable amounts of impaired assets subsequent to the time of impairment to be recognized.

IFRS requires, given the Company’s facts and circumstances, that the Company’s spectrum licences be assessed for impairment as a part of the Wireless cash-generating unit. The result is that the $910 million impairment recorded by the Company in 2002 would not have been required under IFRS. Previously, given the Company’s facts and circumstances, the application of Canadian GAAP resulted in the Company’s spectrum licences being assessed for impairment separately.

Transition date impact: In addition to impairment reversals, IFRS transitional rules require the amortization cessation for intangible assets with indefinite lives to be accounted for retrospectively with the result being the reversal of the amortization previously recorded under Canadian GAAP. When Canadian GAAP introduced impairment of assets for intangible assets with indefinite lives, it concurrently ceased requiring their amortization on a prospective basis and thus $108 million of associated amortization recorded to then by the Company was not reversed. The Company has also recorded impairment reversals, net of accumulated depreciation of $91 million at the transition date for certain property, plant and equipment impairments recorded by predecessor companies.

	As at January 1, 2010
	Property, plant equipment and other, net	91
	Intangible assets, net (impairment reversal)	910
	Intangible assets, net (amortization reversal)	108
	Deferred income tax liability	281
	Retained earnings	828	828

Effects of transition
Unaudited pro forma effect on Net income (Section 8.2.3)
Unaudited pro forma effect on Owners’ equity (Section 8.2.2)

Topic	Description and impacts ($ millions – increase (decrease))		As at Jan. 1, 2010	Nine- month period ended Sept. 30, 2010

Ongoing impact: The transition date impairment reversal for property, plant and equipment impairment recorded in predecessor companies results in a minor increase in depreciation expense. Volatility in Net income could result from periodic impairment tests, should the facts support a future impairment.

	Nine-month period ended September 30, 2010
	Depreciation	4
	Income taxes	(1)
	Net income	(3)		(3)

Sale of accounts receivable

Difference from Canadian GAAP: IFRS does not permit de-recognition of the accounts receivable sold to an arm’s-length securitization trust, given the Company’s facts and circumstances. IFRS considers the sale proceeds to be short-term borrowings of the Company. Canadian GAAP de-recognized accounts receivable sold to the arm’s-length securitization trust that the Company transacts with.

Transition date impact: Proceeds from the sale of accounts receivable under the Company’s accounts receivable securitization agreement are recorded as short-term borrowings, rather than a reduction of accounts receivable (or de-recognition).

	As at January 1, 2010
	Accounts receivable	501
	Short-term borrowings	500
	Accounts payable and accrued liabilities	(1)
	Income and other taxes payable	1
	Retained earnings	1	1

	Ongoing impact: Accounts receivable securitization expenses of $6 million for the nine-month period ended September 30, 2010, are included in financing costs under IFRS, rather than in Other expense under Canadian GAAP.			—

Leasing (sales and leaseback transactions)

Difference from Canadian GAAP: The Company sold and leased-back certain non-strategic buildings, primarily in 2000 and 2001. IFRS requires that where the original sale was at fair value that the gain be recognized in income immediately. Canadian GAAP required that gains arising on sales and leaseback transactions be deferred and amortized over the term of the resulting lease.

Transition date impact: A portion of gains deferred under Canadian GAAP will be recognized at the transition date as an increase in opening Retained earnings.

	As at January 1, 2010
	Accounts payable	(6)
	Other long-term liabilities	(31)
	Deferred income tax liability	7
	Retained earnings	30	30

	Ongoing impact: Amortization of deferred gains under IFRS will be reduced for the portion of gains recognized at the transition date under IFRS.

	Nine-month period ended September 30, 2010
	Goods and services purchased	5
	Income taxes	(1)
	Net income	(4)		(4)

Effects of transition
Unaudited pro forma effect on Net income (Section 8.2.3)
Unaudited pro forma effect on Owners’ equity (Section 8.2.2)

Topic	Description and impacts ($ millions – increase (decrease))		As at Jan. 1, 2010	Nine- month period ended Sept. 30, 2010
Asset retirement obligations (Decommisioning liabilities included in the cost of property, plant and equipment)

IFRS 1 optional exemption taken: Yes.

Transition date impact: The Company has chosen to apply the relevant IFRS standard (IFRIC 1) prospectively effective the date of transition to IFRS due to its small impact. Had the Company not taken the exemption, it would have been required to retrospectively calculate changes over the life of each obligation. A change in the discount rate used to record pre-existing asset retirement obligations at the transition date as follows:

	As at January 1, 2010
	Property, plant and equipment	12
	Non-current liabilities — provisions	21
	Deferred income tax liability	(2)
	Retained earnings	(7)	(7)

Difference from Canadian GAAP: IFRS requires that the pre-existing asset retirement obligation balance be re-valued every reporting period using the then current discount rates and the associated discount accretion is to be included as a component of financing costs. Canadian GAAP did not adjust the pre-existing discounted asset retirement obligation balance for changes in discount rates, and the associated discount accretion was included in operations expenses.

Ongoing impact: The result is a $3 million decrease in operating expenses offset by a $3 million increase in financing costs, for the nine-month period ended September 30, 2010.

				—

Provisions

Difference from Canadian GAAP; transition date and ongoing impacts: IFRS requires that provisions be presented on the statement of financial position as a distinct line item. Canadian GAAP did not identify provisions as a specific subset of liabilities. At the transition date, as a result of further review and analysis, certain provisions were determined to be more long-term in nature, resulting in Current Liabilities decreasing by $22 million and Non-Current Liabilities increasing by $22 million.

	As at January 1, 2010
	Accounts payable and accrued liabilities	(42)
	Restructuring accounts payable and accrued liabilities	(135)
	Advanced billings and customer deposits	(144)
	Provisions — Current Liabilities	299
	Other long-term liabilities	(69)
	Provisions — Non-Current Liabilities	91	—

Income taxes — deferred

Difference from Canadian GAAP; transition date and ongoing impacts: IFRS requires that taxable and deductible temporary differences arising from current assets and current liabilities be classified, respectively, as non-current liabilities and non-current assets. Canadian GAAP classified taxable and deductible temporary differences arising from current assets and current liabilities, respectively, as the current portion of future income tax liabilities and assets, respectively. Deferred income taxes at the transition date also reflect tax impacts of various retrospective adjustments.

	As at January 1, 2010
	Other long-term assets	(2)
	Income and other taxes payable	(9)
	Current portion of deferred income taxes	(294)
	Deferred income tax liability	296
	Retained earnings	5	5

Cumulative translation differences

IFRS 1 optional exemption taken: Yes.

Transition date impact: The Company has chosen to deem cumulative translation differences for all foreign operations to be zero, resulting in a reclassification of cumulative foreign currency translation losses from Accumulated other comprehensive income to Retained earnings. Had the Company not taken the exemption, the standard would have been retroactively applied to the date each foreign subsidiary was acquired or formed.

	As at January 1, 2010
	Retained earnings	(19)
	Accumulated other comprehensive income	19	—
	Total effects		(220)	15

Additional optional exemptions and policies with insignificant or no quantified impact

Topic	Description

Business combinations

IFRS 1 optional exemption taken: Yes.

As adopted by the Company, Canadian GAAP in respect of business combinations, consolidation and non-controlling interests was aligned with IFRS effective January 1, 2009. Business combinations prior to that date are measured differently.

Fair value or revaluation as deemed cost

IFRS 1 optional exemption taken: No.

Transition date impact: The Company has chosen to measure its property, plant, equipment and other and intangible assets at historic cost.

Ongoing impact: For post-transition periods, IFRS allows the Company to choose whether to use the revaluation model or historical cost model. The Company has chosen to continue use of the historical cost model for each class of asset.

Share-based payment transactions

IFRS 1 optional exemption taken: Yes.

Transition date impact: The Company has chosen to apply the relevant standard (IFRS 2) only to share option awards made subsequent to 2001 and to modification of outstanding share option awards subsequent to 2001 (which results in no difference from past application of Canadian GAAP).

Borrowing costs

IFRS 1 optional exemption taken: Yes.

Transition date impact: The Company has chosen to apply the relevant standard (IAS 23) prospectively effective the date of transition to IFRS due to its small impact.

International Financial Reporting Standards that are mandatory at the changeover date have been finalized; however, the IASB’s work plan currently has projects underway that are expected to result in new pronouncements that continue to evolve IFRS. The IASB is reviewing the requirements of IAS 37 Provisions, Contingent Liabilities and Contingent Assets, with the intention of replacing it with a new standard in 2011. The IASB is also expected to review the IAS 12 standard for income taxes and develop proposals for changes. The existing IAS 12 standard is applicable to TELUS’ transition.

In April 2010, the IASB issued an exposure draft pertaining to employee benefits, specifically the recognition of actuarial gain or losses for defined benefit plans. The exposure draft proposes to eliminate the corridor method for recognition of actuarial gains or losses. The Company’s elected accounting policy choice of recognizing ongoing actuarial gains or losses in Other comprehensive income is consistent with this exposure draft. The exposure draft also proposes certain recognition, measurement, presentation and disclosure changes. Amendments to the existing standards are currently expected to be finalized in mid-2011 with an unknown effective date for the Company.

In June 2010, the IASB issued an exposure draft pertaining to revenue recognition as part of the joint revenue project with the U.S. Financial Accounting Standards Board (FASB). In August 2010, the IASB issued an exposure draft pertaining to leases as part of the joint leasing project with FASB. The leasing exposure draft proposes that the elimination of the distinction between operating leases and finance leases and would introduce a new model for lessees and lessors.

The Company continues to evaluate the possible effects of new standards and exposure drafts, and will monitor the near-term projects that the IASB initiates for income taxes. The ultimate impacts cannot be determined at this time.

8.2.2 Quantified effects on consolidated statements of financial position

The following tables summarize by topic, the expected IFRS transition impacts on the Company’s consolidated statements of financial position subtotals and totals, as at January 1 and September 30, 2010.

Consolidated statement of financial position, subtotals and totals - As at the transition date of January 1, 2010

		Recognition, measurement, presentation and disclosure effects
		Topics (see Section 8.2.1)
($ millions)	As currently reported	Employee benefits (defined benefit plans)	Impairment of assets	Sale of accounts receivable	Leasing (sales and leaseback transactions)	Asset retirement obligations	Provisions	Income taxes	Unaudited pro forma IFRS-IASB
ASSETS
Current Assets	1,127	—	—	501	—	—	—	—	1,628
Non-Current Assets	18,092	(1,314)	1,109	—	—	12	—	(2)	17,897
	19,219	(1,314)	1,109	501	—	12	—	(2)	19,525
LIABILITIES
Current Liabilities	2,964	—	—	500	(6)	—	(22)	(303)	3,133
Non-Current Liabilities	8,680	(237)	281	—	(24)	19	22	296	9,037
	11,644	(237)	281	500	(30)	19	—	(7)	12,170
OWNERS’ EQUITY
Common Share and Non-Voting Share Equity	7,554	(1,077)	828	1	30	(7)	—	5	7,334
Non-Controlling Interests	21	—	—	—	—	—	—	—	21
	7,575	(1,077)	828	1	30	(7)	—	5	7,355
	19,219	(1,314)	1,109	501	—	12	—	(2)	19,525

Interim consolidated statement of financial position, subtotals and totals - As at September 30, 2010

		Recognition, measurement, presentation and disclosure effects Topics (see Section 8.2.1)
($ millions)	As currently reported	Employee benefits (defined benefit plans)	Impairment of assets	Sale of accounts receivable	Leasing (sales and leaseback transactions)	Asset retirement obligations	Provisions	Income taxes	Unaudited pro forma IFRS-IASB
ASSETS
Current Assets	1,466	—	—	401	—	—	—	8	1,875
Non-Current Assets	18,063	(1,349)	1,105	—	—	12	—	(4)	17,827
	19,529	(1,349)	1,105	401	—	12	—	4	19,702
LIABILITIES
Current Liabilities	4,025	—	—	400	(6)	—	(23)	(490)	3,906
Non-Current Liabilities	7,424	(277)	280	—	(20)	19	23	489	7,938
	11,449	(277)	280	400	(26)	19	—	(1)	11,844
OWNERS’ EQUITY
Common Share and Non-Voting Share Equity	8,059	(1,072)	825	1	26	(7)	—	5	7,837
Non-Controlling Interests	21	—	—	—	—	—	—	—	21
	8,080	(1,072)	825	1	26	(7)	—	5	7,858
	19,529	(1,349)	1,105	401	—	12	—	4	19,702

8.2.3 Quantified effects on consolidated statement of income and other comprehensive income

The following table illustrates by topic how the transition to IFRS is expected to impact key line items on the consolidated statement of income and other comprehensive income for the nine-month period ended September 30, 2010.

Interim consolidated statement of income and other comprehensive income — Nine-month period ended September 30, 2010

		Effects on key line items (Increase (decrease))
		Presentation effects			Recognition, measurement, presentation and disclosure effects (see topics in Section 8.2.1)
($ millions except per share amounts)	As currently reported	Revenue (1)	Government assistance (2)	Analysis of expenses (3)	Employee benefits — defined benefits plans	Impairment of assets (impairment reversal)	Accounts receivable securitization	Leasing (sales and leaseback transactions)	Asset retirement obligations	Unaudited pro forma IFRS-IASB
OPERATING REVENUES	7,228	(7,228)	—	—	—	—	—	—	—	—
Services	—	6,823	(29)	—	—	—	—	—	—	6,794
Equipment	—	405	—	—	—	—	—	—	—	405
	7,228	—	(29)	—	—	—	—	—	—	7,199
Other operating income	—	—	39	—	—	—	—	—	—	39
	7,228	—	10	—	—	—	—	—	—	7,238
OPERATING EXPENSES
Operations	4,390	—	—	(4,390)	—	—	—	—	—	—
Restructuring costs	42	—	—	(42)	—	—	—	—	—	—
Goods and services purchased	—	—	—	2,999	—	—	—	5	(3)	3,001
Employee benefits expense	—	—	10	1,448	(30)	—	—	—	—	1,428
Depreciation	993	—	—	—	—	4	—	—	—	997
Amortization of intangible assets	299	—	—	—	—	—	—	—	—	299
	5,724	—	10	15	(30)	4	—	5	(3)	5,725
OPERATING INCOME	1,504	—	—	(15)	30	(4)	—	(5)	3	1,513
Other expense, net	21	—	—	(15)	—	—	(6)	—	—	—
Financing costs	408	—	—	—	—	—	6	—	3	417
INCOME BEFORE INCOME TAXES	1,075	—	—	—	30	(4)	—	(5)	—	1,096
Income taxes	264	—	—	—	8	(1)	—	(1)	—	270
NET INCOME	811	—	—	—	22	(3)	—	(4)	—	826
OTHER COMPREHENSIVE INCOME (4)	56	—	—	—	(17)	—	—	—	—	39
TOTAL COMPREHENSIVE INCOME	867	—	—	—	5	(3)	—	(4)	—	865
NET INCOME ATTRIBUTABLE TO COMMON SHARES AND NON-VOTING SHARES	808	—	—	—	22	(3)	—	(4)	—	823
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE - Basic	2.53	—	—	—	0.07	(0.01)	—	(0.01)	—	2.58
- Diluted	2.52	—	—	—	0.07	(0.01)	—	(0.01)	—	2.57

(1)

IFRS requires the disclosure of specific categories of revenue. Canadian GAAP did not provide the same specificity of revenue categorization. In addition, gains on sale of investments of $2 million and equity losses in non-affiliates of $2 million are reclassified to Other operating income from Other expense, net, in accordance with the presentation requirements of IAS 18.

(2)

IFRS requires government assistance amounts to be categorized as other operating income. Canadian GAAP did not define government assistance to include receipts such as the high-cost serving area portable subsidy. As well, Canadian GAAP allowed for government assistance to be netted against the associated expense as a cost recovery.

(3)

IFRS requires that expenses be presented using either a nature approach or a function approach; the Company has selected the nature approach. Canadian GAAP did not provide the same level of specificity of expense analysis. One effect is the reclassification of charitable and political donations from Other expense, net, to Goods and services purchased.

(4)	IFRS impact reflects actuarial gains and losses for employee defined benefits plans charged to Other comprehensive income, as an item that subsequently will never be reclassified to Net income.

8.2.4 Effects on other measures

The Company does not expect the changeover to have a significant impact on its segmented operating indicators, or consolidated statements of cash flows, policy metrics and other reported measures.

Measures		Expectation
Defined benefit plan expenses recognized in Net income		Will be reduced, as shown in the previous section, and will experience lower volatility after changeover, as actuarial gains and losses will be charged to Other comprehensive income.

EBITDA	EBITDA is a non-GAAP measure that after changeover to IFRS is equivalent to Operating income before Depreciation and Amortization expenses.	For the nine month period ended September 30, 2010, EBITDA is $2,809 million, as compared to $2,796 million currently measured and reported.

Segmented	Subscriber measures	Unaffected
	Revenue and EBITDA	Not materially affected
	Wireless measures currently reported such as ARPU, COA per gross subscriber addition and Retention spend as a percentage of network revenue	No significant impacts expected

Consolidated statements of cash flows		Presentation differences only

Policy measures	Net debt to EBITDA — excluding restructuring costs	Policy of 1.5 to 2.0 times — unchanged Historical measure immaterially affected
	Dividend payout ratios	Policy of 55 to 65% of sustainable net earnings on a prospective basis — unchanged. Historical measures based on reported and adjusted earnings — not materially affected.

Other measures	Earnings coverage	Not materially affected
	EBITDA — excluding restructuring costs interest coverage	Not materially affected
	Free cash flow	Not materially affected
	Net debt to total capitalization	Not materially affected

8.2.5 Changeover status

Key activity	Milestones (expected timeframes)	Status and comments
Financial statement preparation
• Key elements phase	Identification, evaluation and selection of accounting policies necessary for the Company to change over to IFRS	Initial choices completed and approved in 2009. Ongoing review of IFRS exposure drafts and developments, as noted in the previous section, has not resulted in any changes to policy choices.
	This phase includes other operational elements, such as information technology, internal control over financial reporting, and training	See commentary below

• Embedding phase

Integrate the solutions necessary for the changeover into the Company’s underlying financial systems and processes. (See Infrastructure below.)

Maintain two parallel sets of books: one according to contemporary Canadian GAAP and one according to contemporary IFRS

Develop financial statements formats and note disclosures

The Company has adapted its existing accounting systems for parallel reporting under IFRS

In 2010, the Company began maintaining two parallel sets of books, as planned

Senior management approval in principle expected in the fourth quarter of 2010, with finalization in the first quarter of 2011.

Key activity	Milestones (expected timeframes)	Status and comments
Disclosure in the MD&A of the impacts on the 2010 comparative period, when available

See quantified impacts in this MD&A in:

•             Section 8.2.2 for unaudited effects on the consolidated statements of financial position at the transition date and at September 30, 2010; and

•             Section 8.2.3 for unaudited effects on the interim consolidated statements of income and other comprehensive income for the nine-month period ended September 30, 2010.

The Company expects to provide quantified disclosure in the annual 2010 MD&A for:

•             January 1 and December 31, 2010 consolidated statements of financial position;

•             2010 consolidated statements of income and other comprehensive income; and

•             2010 policy metrics and other calculated measures.

Communication and training	Provide ongoing training on expected IFRS impacts, IFRS 1 elections and accounting policy choices

In 2008, externally-sponsored seminars for Finance managers were held in several locations across Canada.

In 2009 and 2010, the Company leveraged internal resources to implement general Finance-wide training seminars and a number of targeted training seminars for Finance team members whom are most highly impacted by the IFRS convergence project.

General communication and education is provided to all Finance team members highlighting external IFRS resources available through TELUS’ internal IFRS website.

Infrastructure — Information technology	Determine necessary changes to systems and processes and update accounting systems to enable the opening financial position under IFRS, and facilitate dual reporting in 2010

Parallel reporting platforms were designed, implemented, and tested for operation in the fourth quarter 2009.

Dual reporting capability in the Company’s accounting systems was activated in the first quarter of 2010.

	Implement financial planning and forecasting capability under IFRS standards	Processes are currently being adapted. Dual forecasting capability has been implemented during the second half of 2010.

Business policy assessment	Assess impacts on contractual arrangements and covenants. Implement changes as necessary

Contract reviews are conducted each quarter and changes have not been required, to date.

Calculations of the Leverage Ratio and Coverage Ratio, specified in the Company’s 2012 credit facility, are not expected to be affected by the IFRS changeover.

Management’s decision-making processes are not significantly affected by the transition to IFRS. Policy measures and other key measures for TELUS, as well as segmented results and operating indicators, are not expected to be significantly impacted (see Section 8.2.4).

Control environment
• Internal control over financial reporting	Approval of initial IFRS 1 optional exemption and accounting policy choices

Senior management approval received for initial elections and policy choices obtained in 2009.

Audit Committee review of management’s initial elections and policy choices, and Board of Directors’ approval obtained in 2009.

Progress reviews by senior management and Audit Committee

Review by senior management of implementation progress, impacts of outstanding IFRS exposure drafts, and quantification efforts in April, July and October 2010.

Progress presented at Audit Committee meetings on May 4, August 3 and November 2, 2010. Quantified results were reviewed with the Audit Committee in July 2010.

Key activity	Milestones (expected timeframes)	Status and comments
	Testing of controls for 2010 comparatives	Activities commenced in the first quarter of 2010 and continued during the year.

• Disclosure controls and procedures	Review and sign-off conversion effects on fiscal 2010 • Review and approval by senior management • Review by Audit Committee and approval by the Board of Directors

Fourth quarter of 2010 — approval of IFRS disclosures in third quarter MD&A, including quantification of impacts on key line items.

First quarter of 2011:

•             Approval of fiscal 2010 IFRS disclosures in annual MD&A; and

•             Senior management approval of supplementary IFRS disclosures.

December 2010

•            Board of Directors’ approval of the Company’s 2011 IFRS-based budget

•            Senior management approval of 2011 public annual targets under IFRS

•            Publicly issue final guidance for fiscal 2010 according to Canadian GAAP together with 2011 annual targets according to IFRS.

The Company expects to continue its long-standing practice of releasing annual targets and key assumptions for the upcoming year in December and providing final guidance for the current year. An investor call and webcast normally follows the news release.

9.              Annual guidance for 2010

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Management has revised its annual guidance for 2010, previously updated on August 6, 2010, as follows.

Annual guidance

	2010 revised guidance and change from 2009 actual results	Change from August 6, 2010, annual guidance
Consolidated
Revenues	$9.7 to $9.95 billion 1 to 4%	No change
EBITDA (1)	$3.6 to $3.7 billion 3 to 6%	Up $100 million on lower end of range
EPS - basic (2)	$3.10 to $3.30 (1) to 5%	Up 20 cents on lower end of range
Capital expenditures	Approx. $1.7 billion (19)%	No change
Wireline segment
Revenue (external)	$4.75 to $4.85 billion (3) to (1)%	No change
EBITDA	$1.575 to $1.675 billion 1 to 8%	No change
Wireless segment
Revenue (external)	$4.95 to $5.1 billion 5 to 8%	No change
EBITDA	$2.0 to $2.05 billion 3 to 6%	Up $75 million on lower end of range and $25 million on upper end of range

(1)             See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition.

(2)             Current basic EPS guidance includes the impact of a 12 cent per share penalty for early partial redemption of U.S. dollar Notes, three cents for the unfavourable financing charge associated with CRTC Decision 2010-639, and six cents favourable income tax recoveries realized in the first nine months of 2010.

The following key assumptions were made at the time the 2010 targets were announced in December 2009. Assumptions for the defined benefit pension plan expense and contributions were updated in the annual 2009 MD&A.

Assumptions for 2010 original targets	Status

Ongoing wireline and wireless competition in both business and consumer markets

Same expectation, confirmed ongoing aggressive offers by the primary cable-TV competitor in Western Canada (Shaw Communications), a new brand launch (Chatr) by an incumbent wireless competitor (Rogers Communications), and a brand re-launch (Solo) by incumbent wireless competitor (Bell Canada).

Canadian wireless industry market penetration gain of approximately four percentage points for the year (approximately 3.6 percentage points in 2009)

The Company’s current estimate is a gain of 4.2 percentage points in industry market penetration in 2010, with an increasing proportion from postpaid subscribers associated with growing data usage and smartphone adoption

Increased wireless subscriber loading in smartphones	Smartphones represented 38% of postpaid gross additions in the third quarter of 2010, compared to 22% in the third quarter of 2009

Reduced downward pressure on wireless ARPU (down 6.8% in 2009)	Confirmed by the 1.2% year-over-year decrease in wireless ARPU in the third quarter of 2010 (2.5% year-over-year for the first nine months)

New competitive wireless entry in early 2010 following one competitive launch in December 2009

After its initial launch in Calgary and Toronto in December 2009, Globalive (Wind brand) launched in Edmonton in the first quarter of 2010, and Ottawa and Vancouver in the second quarter, and announced that it expects to launch in Victoria in 2011.

Other new entrants began launching services in the second quarter of 2010. Mobilicity launched services in the Toronto area and stated expectations to launch in Vancouver, Edmonton, Calgary and Ottawa during rest of 2010 and in Victoria in 2011. Public Mobile turned up services in the Toronto and Montreal areas. Quebecor (Videotron brand) launched its services in September 2010, initially in Montreal and Quebec City. Shaw Communications stated it expects to begin launching wireless services in late 2011.

In addition, one incumbent national competitor launched a new brand and another incumbent national competitor re-launched one of its brands.

In wireline, stable residential network access line losses and continued competitive pressure in small and medium business market from cable-TV and VoIP companies

Residential access line losses moderated in the third quarter of 2010, when compared to the same period in 2009, due to improved bundle and retention offers. Residential access lines decreased by 8.2% over the 12-month period ended September 30, 2010, resulting from aggressive promotional activity by the primary Western cable-TV competitor Shaw for voice and Internet services. Business line losses were 2.3% over the past 12 months from stable churn and lower additions. See Section 5.4.

Continued wireline broadband expansion	See Section 2: Core business and strategy

Significant increase in cost of acquisition and retention expenses for smartphones and TELUS TV loading

Wireless COA per gross subscriber addition was $335 in the first nine months of 2010, or an increase of 4% from the same period in 2009. Retention spending as a percentage of growing network revenue was 10.6% in the first nine of 2010, up from 10.5% in the same period in 2009.

TELUS TV loading was 96,000 in the first nine months of 2010, up 63% from the same period in 2009. TELUS TV programming costs have increased due to the 94% increase in the subscriber base over the past 12 months.

EBITDA savings of approximately $135 million from efficiency initiatives	Savings of approximately $95 million were realized in the first nine months of 2010

Approximately $75 million of restructuring expenses ($190 million in 2009)	No change

A blended statutory tax rate of approximately 28.5 to 29.5% (30.3% in 2009). The expected decrease is based on enacted changes in federal and provincial income tax rates.	No change. For the first nine months of 2010, the blended statutory income tax rate was 28.9% and the effective income tax rate was 24.6%.

Assumptions for 2010 original targets	Status

Cash income taxes peaking at approximately $385 to $425 million (net $266 million in 2009) due to the timing of instalment payments

Cash income tax payments net of refunds received were $339 million for the nine-month period ended September 30, 2010, comprised of instalments for 2010 and final payments for the 2009 tax year made in the first quarter. Expectation for the full year has been revised to a range of $300 to $350 million (previously revised to a range of $330 to $370 million on August 6, 2010). Payments for the remainder of 2010 are expected to be for in-year instalments only, net of expected refunds for the settlement of prior years’ matters.

A pension accounting discount rate was estimated at 5.75% and subsequently set at 5.85% (140 basis points lower than 2009). The expected long-term return of 7.25% is unchanged from 2009 and consistent with the Company’s long-run returns and its future expectations.

•                  Defined benefit pension plans net expenses were estimated to be $28 million in 2010 (compared to $18 million in 2009), based on projected pension fund returns

•                  Defined benefit pension plans contributions were estimated to be approximately $143 million in 2010, down from $179 million in 2009, largely due to the stock market recovery in 2009 and proposed federal pension reforms.

No change to defined benefit pension plan expenses, which are set at the beginning of the year. The Company’s best estimate of contributions to defined benefit pension plans in 2010 is unchanged.

10.       Risks and risk management

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A. The following are updates to the risk and risk management discussions in Section 10 of TELUS’ MD&As for 2009 and the first and second quarters of 2010.

10.1 Competition

The following are updates to Section 10.1 Competition of TELUS’ 2009 MD&A.

Aggressive competitor pricing and technological substitution may adversely affect market shares, volumes and pricing, leading to reduced utilization and increased commoditization of traditional voice local and long distance services

TELUS faces intense competition across all key business lines and market segments, including consumer, small and medium businesses (SMB), and the large enterprise market. Technological advances have blurred the traditional boundaries between broadcasting, Internet and telecommunications. Cable-TV companies continue to expand offerings of digital voice and enhanced phone services, resulting in intensified competition in the residential and certain SMB, local access, long distance and high-speed Internet access (HSIA) markets. Overall, industry pricing pressure and customer acquisition efforts remains intense across most product and service categories and market segments.

In the consumer wireline market, cable-TV companies and other competitors encounter minimal regulation and continue to combine a mix of residential local VoIP, long distance, HSIA and, in some cases wireless services, into one bundled and/or discounted monthly rate, along with their traditional broadcast or satellite-based TV services. In addition, cable-TV companies continue to increase the speed of their HSIA offerings. To a lesser extent, other non-facilities-based competitors offer local and long distance VoIP services over the Internet and resell HSIA solutions. Erosion of TELUS’ residential network access lines (NALs) is expected to continue from this competition, as well as ongoing technological and wireless substitution. Competitors are anticipated to capture a majority of the share in growth marketplace opportunities; thus, access line associated revenues, including long distance, can be expected to continue to decline. Although the HSIA market is maturing, subscriber growth is expected to continue over the next several years. With a more mature HSIA market, and the potential for higher-speed Internet offerings from competitors, TELUS may be constrained in its ability to maintain market share in its incumbent territories, because of the amount and timing of capital expenditures associated with maintaining competitive network access speeds.

Risk mitigation: Canadian Radio-television and Telecommunications Commission (CRTC) decisions in recent years approving wireline deregulation have provided TELUS with improved flexibility to respond to intensifying competition. Active monitoring of competitive developments in product and geographic markets enables TELUS to respond more rapidly to competitor offers and leverage the Company’s full suite of integrated solutions and national reach. TELUS continues to expand its IP-based TELUS TV offering in its incumbent territories of B.C., Alberta, and Eastern Quebec in order to provide a premium television experience and enhance its bundles to better address customer needs and respond to cable-TV company bundled offerings. In addition, since June 2009 TELUS Satellite TV service in Alberta and B.C. complements IPTV service and enables the Company to more effectively serve those households that are not currently on the TELUS

IPTV network footprint and leverage TELUS’ strong distribution and marketing presence. In order to offset increasing competitive intensity and losses in its incumbent areas, TELUS continues to expand into and generate growth in non-incumbent markets in Central Canada with business services and mobility offerings. In addition to expanding services, TELUS also continues to actively pursue a more competitive cost structure.

Customer experience

There is a risk that TELUS will not maintain or earn improved levels of client loyalty if products and services and service experience offered by the Company do not meet or exceed customer expectations. If TELUS does not provide a better customer experience than its competitors, the TELUS brand image could suffer, and business clients and consumers may change service providers. The Company’s revenues and profitability could be negatively impacted should the costs to acquire and retain customers increase.

Risk mitigation: Driving the best customer experience and earning the patronage of clients is a Company-wide commitment. Two of the Company’s internal priorities for 2010 are to increase TELUS team member engagement and live the culture of personal responsibility and customer service, and ensure TELUS delivers its future friendly brand promise to clients. A new senior management and front line experience initiative is underway to identify and address customer experience dissatisfiers. See Section 2 Core business and strategy — Going to the market as one team.

10.2 Technology

The following is an update from Section 10.2 Technology of TELUS’ 2009 MD&A.

Subscriber demand for data may challenge wireless networks

The demand for wireless data services has been growing at unprecedented rates and it is projected that this demand will further accelerate, driven by increasing levels of broadband penetration, increasing need for personal connectivity and networking, increasing affordability of smartphones and Internet-only devices (e.g. high-usage data devices such as the iPhone, mobile Internet keys and emerging products such as tablets and electronic book readers), increasingly rich multimedia services and applications, increasing wireless competition, and possibly unlimited data plans. The industry expects dramatic year-over-year increases in subscriber data traffic over the next five years, as it is anticipated that wireless data demand will continue to track wired Internet data consumption, lagging by only three to five years. The anticipated levels of data traffic will represent a growing challenge to the current mobile network’s ability to serve this traffic. The ability to acquire additional spectrum to address future requirements is dependent on the timing and the rules established by Industry Canada. (See Section 3: Regulatory in TELUS’ 2009 MD&A.)

Risk mitigation: TELUS built an extensive wireless network based on HSPA+ technologies, which delivers manufacturer-rated download speeds of up to 21 megabits per second throughout TELUS’ network and provides significant increases in network capacity over older network technologies. The new wireless network brings higher capacity and improved support and performance for real-time conversational and interactive services through the introduction of MIMO (multiple input multiple output) antennas, continuous packet connectivity and higher-order modulation schemes. As such, TELUS’ HSPA+ network positions the Company to meet the capacity demands and challenges in the foreseeable future. The new network complements TELUS’ existing wireless portfolio that includes the CDMA 3G high-speed wireless (EVDO) network and the Mike Push to Talk network and business service. TELUS is continuing to evolve its technology leadership position to address traffic demand, while offering customers a wide selection of wireless devices and service experiences, no matter which network technology is running in the background.

In addition to the superior capabilities and higher capacity delivered by HSPA+, the infrastructure supporting this 3G+ network facilitates the migration to 4G LTE wireless technologies, which in turn is expected to further increase network capacity and speed. TELUS investments to date in IP networks, IP/fibre cell-site backhaul and a software-upgradeable radio infrastructure, are expected to greatly facilitate rapid introduction of LTE when this ecosystem reaches maturity. LTE technologies are expected to deliver speeds up to 100 Mbps, while at the same time introducing significant improvements in performance including a reduction in delay/latency. These improvements are expected to increase network capacity, enhance performance, enable richer multimedia applications and services, and deliver a superior subscriber experience.

Fast growth of wireless data volumes requires optimal and efficient utilization of TELUS’ spectrum holdings. Deployment of TELUS’ HSPA+ technology, eventual launch of 4G LTE technology, and development of a traffic management toolkit aim to achieve efficient utilization of TELUS’ spectrum holdings and position TELUS to meet increasing levels of data traffic. Furthermore, TELUS has developed a spectrum strategy to further strengthen its ability to deliver mobile Internet to Canadians in the future. TELUS intends to participate in upcoming spectrum auctions, and if the Company is successful in its bids, the additional spectrum could provide additional capacity and mitigate risk of increasing data traffic. See Section 10.3 Regulatory — Future wireless spectrum auctions.

10.3 Regulatory

The following are updates to Section 10.3 Regulatory of TELUS’ 2009 MD&A.

Price cap regulation — deferral account

The deferral account concept was introduced by the CRTC in 2002, requiring the Company to maintain rates for residential basic services provided in non-high cost serving areas, rather than lower the rates, and defer the income statement recognition of a portion of the monies received in a deferral account, from June 2002 to May 2006. The use of deferral account funds was subject to a number of court appeals including appeals to the Supreme Court of Canada by consumer interest groups, Bell Canada and TELUS. Use of the deferral account funds was also restricted until the Supreme Court dismissed all appeals in September 2009.

On August 31, 2010, the CRTC issued its determination on the use of deferral account funds in Telecom Decision 2010-639. The CRTC finalized the deferral account balance and approved the use of a portion of the deferral account funds by TELUS to expand broadband services to 159 communities in Alberta, British Columbia and Quebec. The CRTC also directed TELUS to rebate approximately $54 million to residential customers in non-high cost serving areas (urban areas), and allowed the Company flexibility in the method of rebate, including promotional offerings for related or unrelated products or services of greater value than a cash rebate — such promotions to be concluded by the end of February 2011. The Commission also approved the use of the balance of the deferral account for broadband expansion in rural areas of B.C., Alberta and Eastern Quebec over a period ending in 2014 and finalized amounts to be used for improvement of accessibility for the disabled.

The $54 million of the deferral account balance to be rebated to residential customers is higher than the Company’s previous expectation (up to $25 million), and consequently the balance to be applied to approved rural broadband initiatives was lower than expected. As the amount in the deferral account balance was not previously recognized in income, cash rebates from the deferral account do not impact TELUS’ Net income, but will result in a cash outflow of up to $54 million, to be discharged by February 2011. The balance of the deferral account of approximately $111 million will be applied to approved initiatives for broadband expansion in rural areas and to improve accessibility for the disabled; such amounts will be recognized in revenues over a period extending beyond 2014, but will not be accompanied by corresponding cash inflows.

The deferral account balance of $165 million at September 30, 2010, includes an additional $15 million charge recorded in Financing costs in the third quarter of 2010. The Commission determined that the deferral accounts should continue to accrue interest in 2010, whereas TELUS had accrued interest to May 31, 2006. The Company is supporting Bell Canada’s request to the CRTC to review and vary the determination of interest, since consumer group court appeals and the extended Commission review process for communities proposed by the ILECs for broadband expansion contributed to the delay in the CRTC’s decision on the disposition of the deferral account balance.

Wholesale high-speed Internet access services proceeding

On August 30, 2010, the CRTC reaffirmed its 2008 decision to force unbundling of ADSL2+ and other advanced DSL-based services In Telecom Regulatory Policy CRTC 2010-632. The ILECs had successfully appealed to the Federal Cabinet to have the decision reviewed. Cabinet ordered the CRTC to re-examine the issue in light of the level of competition for Internet services, the impact on incentives to invest in broadband networks and any effects on the ILECs’ roll-out of IPTV.

Highlights of the current CRTC decision:

•                  ILECs are to provide speed-matching for ADSL service (including ADSL2, ADSL2+, VDSL and VDSL2 technologies) to wholesale ISPs;

•                  New wholesale tariffs can include an additional 10% mark-up for newer higher speeds on top of the current regulatory mark-up for existing wholesale ADSL services;

•                  Cable-TV companies already provide speed-matching for their third-party Internet access (TPIA) facilities, but now have new interconnection obligations;

•                  Within 90 days of the decision, ILECs must file revised wholesale tariffs for ADSL services and cable-TV companies must file revised wholesale tariffs for TPIA services;

•                  The decision, including speed-matching requirements, applies to fibre-to-the-neighbourhood ILEC facilities and DOCSIS 3.0 cable-TV company facilities;

•                  Fibre-to-the-premises facilities are not subject to unbundling obligations at this time; and

•                  TELUS is not required to adapt its networks to enable end-customers to receive IPTV from TELUS and Internet service from a wholesale provider, where there is only a single loop available to the end customer.

The overall impact of this decision on TELUS depends on the new tariffs and associated margins for ADSL services. The decision may reduce broadband competition by reducing or slowing down the rollout of advanced services in marginal areas, or by increasing the propensity for carriers to lease rather than build. In that regard, TELUS’ view is that the decision is decidedly backward-looking rather than forward-looking. The decision could reduce capital investment in rural and smaller markets to offset the costs of sharing in urban markets. There is ample competition for high-speed Internet services already in the marketplace, including wireless and satellite Internet services that are substitutes for wireline services.

TELUS’ broadcasting distribution undertakings (BDUs)

TELUS holds licences from the CRTC to operate terrestrial broadcasting distribution undertakings to serve various communities in B.C. and Alberta, renewed in 2009 for a second full seven-year term, and in Eastern Quebec (licensed in July 2005). TELUS also holds a licence to operate a national video-on-demand undertaking (licensed in September 2003 and is in the process of being renewed).

The CRTC held proceedings relating to local television, and on March 22, 2010, introduced a new framework to allow English-language private broadcasters to enter into negotiations with broadcasting distribution undertakings to establish a fair value of the distribution of each TV station’s programming. As there is uncertainty whether the CRTC has the authority to implement a negotiation regime, the CRTC also referred this regulatory policy to the Federal Court of Appeal seeking clarification of its jurisdiction under the Broadcasting Act. Some obligations may flow to all broadcast distributors as a result of this policy framework, subject to determinations by the Federal Court of Appeal.

Future wireless spectrum auctions

Industry Canada is consulting with industry regarding the auction of spectrum in the 700 MHz and 2.5/2.6 GHz bands, with auction dates expected in late-2011 or 2012. The release of future wireless spectrum in these bands could facilitate expansion for incumbents and provide additional opportunities for new entrants to offer wireless broadband services. There is uncertainty regarding the government’s timing and position in regulating these potential spectrum bands. Auction rules may, for example, favour non-incumbents. As the rules for future auctions are unknown, the capital outlay required to successfully bid on additional spectrum is uncertain. For further information, see TELUS’ Annual 2009 MD&A, Section 10.3 — Future availability and cost of wireless spectrum.

Foreign ownership restrictions

TELUS and its subsidiaries are subject to the foreign ownership restrictions imposed by the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act and associated regulations. There has also been greater uncertainty around the interpretation of the existing rules due to a Cabinet decision. On December 10, 2009, the Governor in Council (on behalf of the Federal Cabinet) issued Order in Council P.C. 2009-2008, in which it overturned an October 29, 2009 decision by the CRTC (Telecom Decision CRTC 2009-678) that found that wireless new entrant Globalive did not meet Canada’s foreign ownership laws due to the substantial capital backing of Egypt-based Orascom Telecom. It is possible the government may be considering changes to the Investment Canada and Telecommunications Acts to provide it more flexibility in determining when to allow ownership arrangements deemed to be in the public interest. Relaxation or elimination of foreign ownership restrictions increases the risk that foreign-owned or financed telecommunications carriers will be increasingly able to operate in Canada. On January 8, 2010, Public Mobile Inc. filed an application for judicial review with the Federal Court seeking to overturn the Governor in Council’s December 10, 2009, decision.

The Federal Government Throne Speech on March 3, 2010 and the Federal Budget on March 4, 2010 signalled an intention to consider opening the telecommunications services sector to further foreign investment. In June 2010, Industry Canada unveiled three options for consultation on lifting foreign ownership restrictions for telecommunications companies:

•                  Increase the limit for direct foreign investment in broadcasting and telecommunications common carriers to 49 per cent;

•                  Lift restrictions on telecommunications common carriers with a 10-percent market share or less, by revenue; or

•                  Remove foreign ownership restrictions completely.

There is no assurance that resolution of uncertainty over interpretation of existing laws and regulations concerning foreign ownership restrictions that TELUS is subject to, or the manner in which they may be changed, will be beneficial to TELUS. There is risk of greater foreign competitor entry into the Canadian marketplace; however, lifting of foreign ownership restrictions may also increase access to investment capital and reduce financing costs.

Review of the regulatory framework relating to vertical integration - Broadcasting Notice of Consultation CRTC 2010-783

Shaw Communications Inc.’s purchase of effective control of Canwest Global’s licensed broadcasting subsidiaries and BCE Inc.’s intention to acquire sole control of CTVglobemedia Inc. have raised issues around vertical integration and the potential for anti-competitive behaviour, such as withholding broadcasting content from competitors like TELUS. In light of a growing trend of industry consolidation and the transition to digital technology, the CRTC announced it will hold a public hearing to consider whether it is appropriate that it expand upon existing safeguards, including in particular the reverse onus provisions as they apply to undue preference or disadvantage allegations, so as to better take into account systemic changes in the broadcasting industry. The Commission stated its preliminary view is that the reverse onus provisions and prohibition on content exclusives should be made generally applicable to all programming undertakings as well as to all broadcasting distribution undertakings. The hearing is scheduled for May 2011 with written submissions due on March 7, 2011.

Risk mitigation for regulatory matters: TELUS generally advocates a regulatory environment in telecommunications that relies, to the greatest extent possible, on market forces rather than on regulatory intervention, while in the case of the distribution of broadcasting content, it supports a symmetrical regime under the Broadcasting Act that ensures all consumers continue to have equitable access to broadcast content irrespective of the distributor or platform Canadians choose. TELUS believes that, as long as content is regulated to achieve cultural objectives, this is in the best interest of all carriers and their customers. TELUS does not oppose the removal of the foreign ownership restrictions in telecommunications, or on the distribution of content, provided that liberalization is implemented on a fair and symmetrical basis for all telecommunications carriers and broadcast distribution undertakings.

10.4 Human resources

The following is an update to Section 10.4 Human resources of TELUS’ 2009 MD&A.

Ratified Settlement with SQET and national collective bargaining with TWU in 2010

In August 2010, a new collective agreement in the TELUS Québec region was ratified by the membership of the Syndicat québécois des employés de TELUS (SQET). The new agreement has a five-year term from January 1, 2010, to December 31, 2014, replacing a previous agreement that expired December 31, 2009. The SQET represents approximately 1,000 trades, clerical and operator services team members in Québec.

In July 2010, TELUS and the Telecommunications Workers Union (TWU) began negotiations to renew a collective agreement that will expire on November 19, 2010. The TWU contract applies to approximately 12,000 employees across Canada in TELUS’ wireline and wireless business segments.

In any set of labour negotiations, there can be no assurance that the negotiated compensation expenses or changes to operating efficiency will be as planned or that reduced productivity and work disruptions will not occur during the course of collective bargaining prior to settlement.

Risk mitigation: A governance model is in place to ensure the financial and operating impact of any proposed terms of settlement are assessed and determined to be aligned with TELUS’ strategic direction. As is prudent in any round of collective bargaining, any potential need to continue operations in response to work disruptions will be addressed through contingency planning and emergency operations plans.

10.5 Process risks

Systems and processes

In 2010, TELUS completed an extensive, enterprise-wide project involving hundreds of staff to implement changes in more than 70 systems and processes, in order to accommodate the July 1 implementation of harmonized sales tax (HST) by the provinces of B.C. and Ontario, and the HST rate increase in Nova Scotia. A relatively short implementation time, as well as delayed issuance of legislation and late rule changes, may result in interpretation issues and possible future reassessments that could lead to further system and process changes and increased costs.

11.       Definitions and reconciliations

11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA)

EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow. TELUS has issued guidance on and reports EBITDA because it is a key measure that management uses to evaluate performance of segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants. (See EBITDA — excluding restructuring costs in Section 11.4.) EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance and debt servicing ability relative to other companies, investors are cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

The CICA’s Canadian Performance Reporting Board defined standardized EBITDA to foster comparability of the measure between entities. Standardized EBITDA is an indication of an entity’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological currency and management’s estimate of their useful life. Accordingly, standardized EBITDA comprises revenue less operating costs before interest expense, capital asset amortization and impairment charges, and income taxes. Management’s definition of EBITDA differs from standardized EBITDA as follows:

Calculation of EBITDA	Quarters ended September 30		Nine-month periods ended September 30
($ millions)	2010	2009	2010	2009
Net income	247	280	811	846
Financing costs	182	101	408	302
Income taxes	69	106	264	251
Depreciation	332	330	993	994
Amortization of intangible assets	100	100	299	287
Standardized EBITDA (CICA guideline)	930	917	2,775	2,680
Other expense (income)	7	6	21	22
EBITDA (management’s definition)	937	923	2,796	2,702

Management also calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

Calculation of EBITDA less capital expenditures	Quarters ended September 30		Nine-month periods ended September 30
($ millions)	2010	2009	2010	2009
EBITDA (management’s definition)	937	923	2,796	2,702
Capital expenditures	(449)	(558)	(1,157)	(1,589)
	488	365	1,639	1,113

11.2 Free cash flow

Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the consolidated statements of cash flows. TELUS reports free cash flow because it is a key measure used by management to evaluate the Company’s performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, as found in the consolidated statements of cash flows. Investors are cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies, and differs from standardized free cash flow defined by the CICA. Management’s definition of free cash flow provides an indication of how much cash generated by operations is available after capital expenditures, but before acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).

Calculation of free cash flow	Quarters ended September 30		Nine-month periods ended September 30
($ millions)	2010	2009	2010	2009
EBITDA (management’s definition)	937	923	2,796	2,702
Donations and securitization fees included in Other expense	(7)	(4)	(21)	(18)
Items from the consolidated statements of cash flows:
Share-based compensation	3	(3)	10	17
Net employee defined benefit plans expense	7	3	21	12
Employer contributions to employee defined benefit plans	(21)	(31)	(110)	(135)
Restructuring costs net of cash payments	5	3	(47)	33
Cash interest paid	(108)	(38)	(329)	(271)
Cash interest received	2	19	2	54
Income taxes received (paid), net	(30)	(48)	(339)	(270)
Capital expenditures	(449)	(558)	(1,157)	(1,589)
Free cash flow (management’s definition)	339	266	826	535

CICA’s Canadian Performance Reporting Board defined standardized free cash flow to foster comparability of the measure between entities. Standardized free cash flow is an indication of the entity’s capacity to generate discretionary cash from operations, comprising cash flows from operating activities less net capital expenditures and those dividends that are more representative of interest costs. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. The following reconciles management’s definition of free cash flow with standardized free cash flow and Cash provided by operating activities.

Free cash flow reconciliation	Quarters ended September 30		Nine-month periods ended September 30
($ millions)	2010	2009	2010	2009
Cash provided by operating activities	913	814	1,850	2,280
Deduct stipulated dividends	n/a	n/a	n/a	n/a
Deduct capital expenditures	(449)	(558)	(1,157)	(1,589)
Proceeds from disposition of capital assets	—	—	—	—
Standardized free cash flow (CICA guideline)	464	256	693	691
Other (Amortization of deferred gains on sale-leaseback of buildings, amortization of deferred items and other, net)	14	14	20	(9)
Reduction (increase) in securitized accounts receivable	—	—	100	(100)
Other net changes in non-cash working capital	(139)	(4)	13	(47)
Proceeds from disposition of capital assets	—	—	—	—
Free cash flow (management’s definition)	339	266	826	535

n/a — not applicable

11.3 Definitions of wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenue derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

EBITDA excluding COA is a measure of operational profitability normalized for the period costs of adding new customers.

Retention spend to Network revenue is calculated as direct costs, including handset subsidies any associated marketing and promotional costs aimed at the retention of the existing subscriber base, divided by Network revenue.

Smartphones are advanced mobile devices or personal digital assistants (PDAs) that provide text messaging, email, multimedia downloads and social networking (e.g. Facebook Mobile) functionalities in addition to voice. TELUS reports smartphones as a percentage of gross postpaid subscriber additions and as a percentage of the postpaid subscriber base.

11.4 Definition and calculation of liquidity and capital resource measures

Dividend payout ratio and dividend payout ratio of adjusted net earnings: The basic measure is defined as the quarterly dividend declared per Common Share and Non-Voting Share, as recorded on the financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years). The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 55 to 65% of sustainable net earnings. More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, loss on redemption of debt, and ongoing impacts of a net-cash settlement feature introduced in 2007.

Earnings coverage (Interest coverage on long-term debt) is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt. Interest expense on long-term debt includes losses on redemption of debt. The calculation is based on total long-term debt, including long-term debt due within one year.

EBITDA — excluding restructuring costs is used in the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring costs were $119 million and $151 million, respectively, for the 12-month periods ended September 30, 2010 and 2009.

EBITDA — excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs divided by Net interest cost. Historically, this measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Net debt is a non-GAAP measure whose nearest GAAP measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

Calculation of Net debt	As at September 30
($ millions)	2010	2009
Long-term debt including current portion	6,149	5,891
Debt issuance costs netted against long-term debt	30	28
Derivative liability	380	1,001
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt (excluding tax effects)	(4)	(109)
Cash and temporary investments	(50)	(34)
Proceeds from securitized accounts receivable	400	400
Net debt	6,905	7,177

The derivative liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations, and is in respect of the U.S.$741 million debenture, as at September 30, 2010 (U.S.$1,925 million at September 30, 2009) that matures June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar debt and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

Net debt to EBITDA — excluding restructuring costs is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA — excluding restructuring costs. TELUS’ long-term guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. Historically, Net debt to EBITDA — excluding restructuring costs is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of debt are included in net interest cost. Net interest costs for the 12-month periods ended September 30, 2010 and 2009 are equivalent to Financing costs reported for those periods.

Total capitalization — book value is calculated as Net debt plus Owners’ equity, excluding accumulated other comprehensive income or loss.

Calculation of total capitalization	As at September 30
($ millions)	2010	2009
Net debt	6,905	7,177
Owners’ equity
Common Share and Non-Voting Share equity	8,059	7,513
Add back Accumulated other comprehensive loss	16	105
Non-controlling interests	21	20
Total capitalization — book value	15,001	14,815